No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF May 2005

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On May 9, 2005, Honda Motor Co., Ltd. announced that its cumulative worldwide motorcycle production reached 150 million units at the end of April 2005 – the 57th year of production. Mass production of motorcycles began in 1949 with the “Dream Type D” model. (Ref. #C05-042)

Exhibit 2:

On May 11, 2005, Honda Motor Co., Ltd. announced that it has passed a resolution as its Board of Directors meeting held on May 11, 2005, to elect a new independent auditor in charge of the audits under Paragraph 1, Article 2, of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Joint-Stock Companies and Paragraph 1, Article 193-2, of the Securities and Exchange Law. The effecting of the election is conditional on the agenda item of “Election of Independent Auditor” being approved at the 81st ordinary general meeting of shareholders of the Company, which is expected to be held on June 23, 2005.

Exhibit 3:

On May 11, 2005, Honda Motor Co., Ltd. announced that the time and date of the 81st Ordinary General Meeting of Shareholders was decided by resolution at the meeting of the Board of Directors held on May 11, 2005. The 81st Ordinary General Meeting is to be held on June 23, 2005.

Exhibit 4:

On May 23, 2005, Honda Motor Co., Ltd. announced that with the aim of reinforcing workplace fundamentals and promoting the evolution of its automobile and power products sales operations, it will implement a new sales structure in Japan for the two business fields on September 1, 2005. Main elements of the new operational structure include the creation of high-efficiency business field structures and the fortification of the sales function. (Ref. #C05-048)

Exhibit 5:

On May 24, 2005, Honda Motor Co., Ltd. announced that its cumulative worldwide sales of hybrid vehicles reached 100,000 units in April 2005, including approximate sales of 89,000 units in the U.S., 5,900 units in Japan, 3,800 units in Europe and 1,500 units in Canada. (Ref. #C05-050)

Exhibit 6:

On May 25, 2005, Honda Motor Co., Ltd. announced that it has increased its investment ratio from 8.3% to 20.7% in Kikuchi Co., Ltd., (location of headquarters: Hamura, Tokyo; President: Toshitsugu Kikuchi), a parts manufacturer which mainly produces body frame components for automobiles, with the objective of further strengthening their business relationship. (Ref. # C05-052)

Exhibit 7:

On May 25, 2005, Honda Motor Co., Ltd. announced production, domestic sales and export results for the month of April 2005. Honda achieved increase in total domestic sales, worldwide production, and exports in April compared to the same month a year ago. (Ref. # C05-051)

Exhibit 8:

On May 26, 2005, Honda Motor Co., Ltd. announced that the release of an all-new Step Wagon (Step WGN). Featuring a low-floor, low-center-of-gravity platform, the new Step WGN offers superior comfort and a compact body along with sedan-like handling and maneuverability. The new Step WGN goes on sale May 27 at Honda automobile dealers throughout Japan. (Ref. # A05-020)

Exhibit 9:

Notice of Convocation of the 81st Ordinary Meeting of Stockholders to be held on June 23, 2005 (which is a translation of the original notice in the Japanese language mailed on May 27, 2005 to stockholders in Japan).

Exhibit 10:

On May 31, 2005, Honda Motor Co., Ltd. announced that the following with respect to the management policy described in the press release dated April 26, 2005, on its unaudited consolidated financial statements. “Future Policies for Reduction of the Number of Shares Constituting One Investment Unit”

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Satoshi Aoki
Satoshi Aoki
Senior Managing and
Representative Director

Date: June 17, 2005

ref. #C05-042

Honda’s Cumulative Worldwide Motorcycle Production Reaches

150 Million Units

Tokyo, May 9, 2005 — Honda Motor Co., Ltd. today announced that its cumulative worldwide motorcycle production reached 150 million units at the end of April 2005 – the 57th year of production. Mass production of motorcycles began in 1949 with the “Dream Type D” model.

Honda began overseas production of motorcycles in Belgium in 1963, and has since begun local production in countries around the world based on Honda’s philosophy of “producing products close to the customer.” The motorcycle business is where Honda started out as a company and it has served to pioneer the way for Honda’s automobile operations in markets around the globe. Honda now builds motorcycles at 28 locations in 21 countries around the world. In addition, Honda has established R&D centers in the U.S., Germany, Italy, Thailand, China, and India, in order to develop motorcycles that meet local needs.

In 2004, Honda’s annual worldwide motorcycle sales exceeded the 10 million-unit mark for the first time, totaling 10.8 million units. In working toward a sales goal of 12.5 million units for 2005, a 16% increase from last year, Honda will continue striving to provide products that meet the increasingly diverse needs of its customers.

Dream D

Gold Wing

Publicity photographs and materials concerning this release are available at the following URL:

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

May 11, 2005

Notice Concerning Election of New Independent Auditor

Tokyo, May 11, 2005 — Honda Motor Co., Ltd. today announced that it has passed a resolution at its Board of Directors meeting held on May 11, 2005, to elect a new independent auditor in charge of the audits under Paragraph 1, Article 2, of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Joint-Stock Companies (the “Law for Special Exceptions to the Commercial Code”) and Paragraph 1, Article 193-2, of the Securities and Exchange Law. The effecting of the election is conditional on the agenda item of “Election of Independent Auditor” being approved at the 81st ordinary general meeting of shareholders of the Company, which is expected to be held on June 23, 2005.

The prior consent of the Board of Corporate Auditors of the Company has been obtained with regard to the election of the new independent auditor.

1.	Reason for the New Election

The Company has requested Ernst & Young ShinNihon to audit the accounts under the Law for Special Exceptions to the Commercial Code and the Securities and Exchange Law, and simultaneously requested KPMG AZSA & Co. to audit the accounts under the U.S. Securities Exchange Act. The term of service of Ernst & Young ShinNihon will expire upon the closing of the 81st ordinary general meeting of shareholders of the Company to be held on June 23, 2005. Accordingly, the Company will propose to elect KPMG AZSA & Co. as the succeeding independent auditor to take charge of audit of the accounts under the Law for Special Exceptions to the Commercial Code and the Securities and Exchange Law.

KPMG AZSA & Co. has formed an alliance with an accounting firm that has been responsible for auditing the overseas subsidiaries of the Company that make up the majority of the Company’s global net sales on a consolidated basis. The Company plans to establish an efficient auditing system in the group of the Company by unifying the independent auditor of the Company under Japanese and U.S. laws and regulations.

2.	Independent Auditor to be Elected

Name:	KPMG AZSA & Co.
Office location:	1-2, Tsukudo-cho
Shinjuku-ku
Tokyo

3.	Independent Auditor before New Election

Name:	Ernst & Young ShinNihon
Office location:	Hibiya Kokusai Building
2-2-3 Uchisaiwai-cho
Chiyoda-ku, Tokyo

4.	Expected Date for Election to Take Effect

June 23, 2005	(expected date for the ordinary general meeting of shareholders)

May 11, 2005

Announcement for the Date of Shareholders’ Meeting

Tokyo, May 11, 2005— Honda Motor Co., Ltd. today announced that the time and date of the 81st Ordinary General Meeting of Shareholders was decided by resolution at the Board of Directors meeting held on May 11, 2005 as follows:

Time and Date:	10:00 a.m. on June 23, 2005 (Thursday)
Place:	Hall B7 on the 7th floor of B block,
Tokyo International Forum,
located at 5-1, 3-chome, Marunouchi, Chiyoda-ku, Tokyo

Honda to Fortify Domestic Automobile and

Power Products Sales Operations

Ref.# C05-048

Tokyo, May 23, 2005—Honda Motor Co., Ltd. announced today that with the aim of reinforcing workplace fundamentals and promoting the evolution of its automobile and power products sales operations, it will implement a new sales structure in Japan for the two business fields on September 1, 2005. Main elements of the new operational structure include the creation of high-efficiency business field structures and the fortification of the sales function.

Under the new sales structure, Honda will create an even more robust and modern sales system that maximizes lifetime customer satisfaction. The major initiatives within the new structure are as follows:

■ Creation of High-Efficiency Business Field Structures

1) Unification of Branch Offices with Honda Headquarters

The following branch offices in Japan will be closed and merged with Honda headquarters: the six automobile Regional Sales Offices, the six Parts Centers, the eight Power Products Sales Offices, and the Power Products Administrative Office. This unification will serve to concentrate main tasks in corporate headquarters, place corporate headquarters on the front line of operations, fortify cooperation between the headquarters and dealers, and use IT even more efficiently, leveraging the ability of Honda associates to serve our customers. As a result, Honda will respond more flexibly and rapidly to market changes and customer needs that are increasingly varied and complex.

• The six automobile Regional Sales Offices will merge their functions with departments in Honda headquarters. The new Eastern Japan Sales Division and Western Japan Sales Division will perform such key functions as territory-based field sales and dealer communication, aiming for increased cooperation at the point of sale.

• From sales to logistics, the supply chain will be completely redesigned and the roles within it made more clear. To achieve functional unification, the role of the six Parts Centers will be transferred to two headquarter divisions, the After-Market Control Division will assume control of sales functions and the Parts Business Division will assume control of logistic functions of the six Parts Centers to centralize and fortify each function.

• The new headquarters-based Power Products Sales Division will replace the eight Power Products Sales Offices and the Power Products Administrative Office. The new organizational management structure will achieve functional unification to respond to the changing purchasing practices and business realities at both large-scale retailers and local dealers.

2) Introduction of Direct-Access Field Sales

Under the current system, associates use regional offices as bases from which they visit dealers to collect information and communicate strategies. In contrast, under the new system, associates will live and work in their territories and keep in contact with the dealers directly. By eliminating the travel time between regional offices and dealers’ locations while also maximizing the efficiency with which IT solutions are implemented, the new sales system will be speedier, more efficient, and more connected to the point of sale.

• For automobile sales, Primo Block Managers and Service/Parts Block Managers will live and work in each sales territory.

• Similarly, Power Products Block Managers and Power Products Service Managers will live and work in their respective territories.

• In both areas, direct access to dealers and the fuller use of IT will create a sales system that is speedier, more efficient, and more connected to the point of sale.

■ Strengthening the Sales Network and Sales Function

1) Fortifying Dealer Management

To improve the quality of sales and service for small- and medium-sized regional automobile dealers and further strengthen management, a new system will replace the current Local Dealer Guidance System. Drawing upon a wealth of experience and specialized knowledge, approximately 120 department-head-level associates will be assigned to dealers for extended periods to effect a general fortification of dealer management systems.

2) Fortifying the Development of Human Resources

To reinforce workplace fundamentals and promote the evolution of the corporate structure, Honda seeks to fortify the development of the company’s human resources on a lifelong basis. To this end, Honda Consulting Co., Ltd. will be established as an independent and flexible human resources development company that helps improve skills and maximize each person’s experiences and abilities.

This new company will employ current associates, experienced dealers, retired Honda associates, and external human resources as instructors to effect industry-leading dealer sales and human resource development.

Overview of Honda Consulting Co., Ltd.
Name:	Honda Consulting Co., Ltd.
Capital:	100 million Japanese yen
Captilization:	100% owned by Honda Motor Co., Ltd.
Date of foundation:	Registration planned for July 2005
Number of employees:	Approximately 130 (estimate for September 1, 2005)
Address:	Sumitomo Fudosan Iidabashi Building, Building 3, 10F;
Nishi-Gokencho 13-1, Shinjuku Ward, Tokyo.

<Current Structure>
Headquarters (Wako Building)
6 Regional Sales Offices
•Hokkaido Sales Office
•Tohoku Sales Office
•Kanto Sales Office
•Chubu Sales Office
•Kansai Sales Office
•Kyushu Sales Office
6 Parts Centers
• Tohoku Parts Center
• Kanto Parts Center
• Chubu Parts Center
• Kinki Parts Center
• Chugoku/Shikoku Parts Center
• Kyushu Parts Center
Dealers
<New Structure>
Headquarters (Wako Building)
Functions Concentrated in Headquarters Departments, Unification
•New: Eastern Japan Sales Division, Western Japan Sales Division
Direct-Access Field Sales by Primo Block Managers, Service Block Managers, and Power Products Block Managers for Fortified Point-of-Sale Contact
Stronger, Speedier Cooperation
Dealers
Fortified Sales Network & HR Development
Department-Head-Level Staff Assigned to Dealers
New Company: Honda Consulting Co., Ltd.
<Current Structure>
Headquarters (Wako Building)
8 Regional Sales Offices/1 Administrative Office
• Tohoku Power Products Sales Office
• Morioka Power Products Sales Office
• Kanto Power Products Sales Office
• Maebashi Power Products Sales Office
• Chubu Power Products Sales Office
• Kansai Power Products Sales Office
• Shikoku Power Products Sales Office
• Chugoku Power Products Sales Office
• Kyushu Power Products Sales Office
Trading Co.s, Big Commercial Retailers
Local dealers
<New Structure>
Headquarters (Wako Building)
Functions Concentrated in Power Products Sales Division, Unification
• Power Products Block Managers
• Power Products Service Managers
Increased Speed
Fortified Point-of-Sale Contact through Direct Access
Trading Co.s, Big Commercial Retailers
Local dealers

ref. #C05-050

Honda Reaches 100,000-unit Mark

in Cumulative Global Hybrid Vehicle Sales

Tokyo, May 24, 2005 — Honda Motor Co., Ltd. today announced that its cumulative worldwide sales of hybrid vehicles reached 100,000 units in April 2005, including approximate sales of 89,000 units in the U.S., 5,900 units in Japan, 3,800 units in Europe and 1,500 units in Canada.

Honda currently offers three hybrid vehicles: the Insight, Civic Hybrid and Accord Hybrid. In November 1999, Honda introduced in Japan its first hybrid car, Insight, which featured Honda’s Integrated Motor Assist (IMA) technology and achieved the world’s highest-level fuel efficiency* for a gasoline-powered mass-produced vehicle. (Insight became the first hybrid vehicle introduced in the U.S., in December 1999.) In December 2001, Honda launched the Civic Hybrid in Japan – introducing hybrid technology to one of Honda’s global mass market models. (Civic Hybrid was introduced in the U.S. in March 2002.) In December 2004, Honda launched the Accord Hybrid in the U.S. as the world’s first V6 hybrid vehicle, combining Honda’s IMA hybrid technology with Variable Cylinder Management (VCM) engine technology.

*Fuel efficiency of Insight (10-15 mode, 5-speed MT) was 35km/liter at the time of introduction in 1999; the current model achieves 36km/liter.

Production of Honda’s hybrid vehicles currently takes place in two production facilities in Japan – Suzuka (for Insight and Civic Hybrid) and Saitama (for Accord Hybrid). The Civic Hybrid is the most widely sold of these models, offered in 19 countries in North America, Europe, Japan and the Asia Oceania region.

Ref.# C05-052

Honda and Kikuchi Strengthen Business Relationship

Tokyo, May 25, 2005 – Honda Motor Co., Ltd. today announced that it has increased its investment ratio from 8.3% to 20.7% in Kikuchi Co., Ltd., (location of headquarters: Hamura, Tokyo; President: Toshitsugu Kikuchi), a parts manufacturer which mainly produces body frame components for automobiles, with the objective of further strengthening their business relationship.

Honda has enjoyed a favorable working relationship with Kikuchi ever since it first ventured into the automobile business in 1964, over 40 years ago.

The body frame components manufactured by Kikuchi are in high demand due to features which include advanced environmental friendliness, lightweight design technologies which meet safety requirements and technologically advanced high rigidity characteristics. Amidst severe global competition, a wide variety of products in the market and heightened environmental and safety requirements from customers, the strengthening of this business relationship will enable both companies to realize a highly efficient automobile frame development structure based on a long-term technological strategy.

Further, with future growth expected in China and Asian markets, a fortification of the relationship, based on cooperation in the areas of QCD (quality, cost and delivery), will be pursued in the accompanying expansion of overseas operations, so that local production of body frame components can take place rapidly.

(About Kikuchi Co., Ltd. – as of the end of March, 2005)

Established:	November, 1953
Capital:	JPY 1,526.42 million
Investment ratio:	K. P. Co., Ltd. 16.8%, Toshitsugu Kikuchi 16.7%,
Honda Motor Co., Ltd. 8.3%, other 58.2%
Location:	Hamura, Tokyo
Representative:	Toshitsugu Kikuchi, President & C.E.O.
Business activities:	Manufacture and sale of automobile body frame components

Main operations:	Japan: Tokyo (Hamura, Akishima), Tochigi, Gunma, Suzuka
Overseas: U.S. (Michigan, Ohio, Indiana, Georgia), Canada (Ontario), Brazil (Sao Paolo), China (Guangzhou), etc.
Number of employees:	600 (approx.)
Consolidated Net Sales:	JPY 31,490 million (Fiscal Year ended September, 2004)
Ordinary Profit:	JPY 1,180 million (Fiscal Year ended September, 2004)
Other:	Began over-the-counter trading at Japan Securities Dealers’ Association (present JASDAQ Securities Exchange) in April, 1996.

Ref.#C05-051

Domestic Sales on Rise; Worldwide Production

Continues to Increase

Tokyo, May 25, 2005 – Honda Motor Co., Ltd. today announced production, domestic sales and export results for the month of April 2005. Honda achieved increase in total domestic sales, worldwide production, and exports in April compared to the same month a year ago.

Domestic production in April increased 8.1% compared to the same month a year ago due primarily to increased production of popular new export models. It is the sixth consecutive month that domestic production exceeded the total from a year ago. Overseas production increased 10.5% compared to the same month a year ago, exceeding the total from the previous year for the 15th consecutive month. Production in Asia remains strong, increasing 18.8% in April compared to a year ago, while production in the U.S. also increased 16.0% compared to last year.

Domestic sales for the month of April increased 11.3% compared to the same month a year ago, due mainly to strong sales of Life and Step WGN. It is the first time in the last four months for domestic sales to exceed the total of the same month from the previous year. Life was Honda’s best-selling car for the month on sales of 12,693 units. The Fit and Step WGN, with sales of 8,891 and 4,516 units, respectively, were Honda’s second and third best-selling models.

Total exports in April increased 18.5% compared to the same month a year ago, exceeding the previous year’s record for the eighth consecutive month. Continued strong sales of Jazz in Europe (Fit in Japan) resulted in a major increase in exports to Europe – up 34.3% — and contributed to the overall increase in exports.

PRODUCTION, SALES, EXPORTS (April 2005)

PRODUCTION

	April		Year-to-Date Total (Jan - April 2005)
	Units	Vs.4/04	Units	Vs.2004
Domestic (CBU+CKD)	97,710	+8.1%	445,919	+8.6%
Overseas (CBU only)	179,056	+10.5%	703,832	+10.2%

Worldwide Total	276,766	+9.6%	1,149,751	+9.6%

OVERSEAS PRODUCTION

	April		Year-to-Date Total (Jan. - Apr. 2005)
	Units	Vs.4/04	Units	Vs.2004
North America	113,032	+9.3%	455,319	+8.0%
(USA only)	78,092	+16.0%	313,466	+12.8%
Europe	16,870	+2.2%	65,780	-5.0%
Asia	42,444	+18.8%	157,905	+26.4%
Others	6,710	+5.3%	24,828	+8.5%

Overseas Total	179,056	+10.5%	703,832	+10.2%

SALES (JAPAN)

	April		Year-to-Date Total (Jan. - Apr. 2005)
Vehicle type	Units	Vs.4/04	Units	Vs.2004
Passenger Cars & Light Trucks	31,304	+5.7%	152,472	-9.0%
(Imports)	495	-31.5%	2,181	-41.0%
Mini Vehicles	21,492	+20.6%	88,884	-6.0%

Honda Brand Total	52,796	+11.3%	241,356	-7.9%

EXPORTS

	April		Year-to-Date Total (Jan. - Apr. 2005)
	Units	Vs.4/04	Units	Vs.2004
North America	18,755	-2.0%	92,464	+14.5%
(USA only)	17,291	-0.4%	82,642	+13.7%
Europe	13,695	+34.3%	50,096	+8.1%
Asia	1,496	+61.4%	6,160	+54.1%
Others	11,541	+42.1%	36,458	+22.1%

Total	45,487	+18.5%	185,178	+15.0%

For further information, please contact:

Shigeki Endo

Tatsuya Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

ref. #A05-020

Honda Introduces All-New Step Wagon

May 26, 2005—Honda Motor Co., Ltd. today announced the release of an all-new Step Wagon (Step WGN). Featuring a low-floor, low-center-of-gravity platform, the new Step WGN offers superior comfort and a compact body along with sedan-like handling and maneuverability. Attractive features such as floor panel design, a first for a production passenger minivan, help create a comfortable and inviting interior. The new Step WGN goes on sale May 27 at Honda automobile dealers throughout Japan.

This all-new third generation Step WGN combines the spaciousness of a minivan with the driving performance of a sedan. Based on the concept “Fun-derful Mover,” the new Step WGN offers high-value, next-generation utility in a comfortable vehicle that’s fun to drive and fun to use.

The new Step WGN is built on Honda’s unique low-floor, low-center-of-gravity platform, and offers the same interior height as the previous model. However, the vehicle’s center of gravity is 40mm1 lower and floor height 60mm lower1. Reductions in vehicle height of 75mm1 and in vehicle length of 45mm make the new Step WGN more compact and give it enhanced drivability, yet the interior is spacious and accommodating. The lower center of gravity helps improve maneuverability, resulting in sedan-like handling, stability, and ride comfort. The highly functional packaging of the new Step WGN makes it ideal for a wide variety of everyday activities.

Cabin features such as floor paneling that provides the look and convenience of a hard wood floor; an optional six-panel skylight for soft, natural illumination; and flexible seat configurations contribute to the relaxed, spacious ambience of this high-value next-generation minivan utility vehicle.

[1]	Comparison with previous FF models according to Honda internal calculations.

Step Wagon Type-G (FF)

● Monthly sales target(Japan):	8,000units

● Manufacturer’s Suggested Retail Prices in Japan	(Ø model shown in photo)

Type	Engine	Transmission	Drive system	Price (including consumption tax)	Price (excluding consumption tax)
B	2.0 l DOHC i-VTEC	4AT	FF	¥1,995,000	¥1,900,000
			4WD	¥2,257,500	¥2,150,000
G			FF	¥2,079,000	¥1,980,000	Ø
			4WD	¥2,341,500	¥2,230,000
L Package			FF	¥2,173,500	¥2,070,000
			4WD	¥2,436,000	¥2,320,000
S Package			FF	¥2,278,500	¥2,170,000
			4WD	¥2,541,000	¥2,420,000
LS Package			FF	¥2,362,500	¥2,250,000
			4WD	¥2,625,000	¥2,500,000
Side Lift-up Seat			FF	tax exempt	¥2,498,000
			4WD	tax exempt	¥2,718,000
Passenger Lift-up Seat			FF	tax exempt	¥2,498,000
			4WD	tax exempt	¥2,718,000
24Z	2.4 l DOHC i-VTEC	CVT + 7-speed mode	FF	¥2,551,500	¥2,430,000
		5AT	4WD	¥2,814,000	¥2,680,000

*	Prices shown do not include insurance premiums, registration fees, applicable taxes (other than consumption tax), or other costs incurred in the purchase of an automobile.
*	The Automobile Recycling Law requires separate payment of a recycling fee. The recycling fee includes a deposit equivalent to the cost of recycling shredder dust, airbags, fluorocarbon gases, and other materials as well as the cost of maintaining a database of recycled materials. An administrative fee is also included to offset administrative costs.
*	Additional charge of ¥31,500 (excluding consumption tax ¥30,000) for Premium White Pearl.
*	Vehicles with G/passenger lift-up seat are classified as device type designated motor vehicles.

O	9 body colors, including 2 new colors

Exclusive for B, G, G/L, G/Side Lift-up Seat/Passenger Lift-up Seat: Sky Mist Metallic (new color).

Exclusive for G/S, G/LS Package and 24Z: Moonrise Metallic (new color).

Available on all types: Satin Silver Metallic, Premier White Pearl, Dessert Mist Metallic, Milano Red, Artic Blue Pearl, Black Amethyst Pearl, Nighthawk Black Pearl.

O	4 interior color schemes

B: Chic Gray.

G, G/L Package: Chic Gray, Natural Ivory, Pop Orange.

G/S Package: Natural Ivory, Cool Black.

G/Side Lift-Up Seat/Passenger Lift-Up Seat: Natural Ivory.

G/LS Package, 24Z: Chic Gray, Natural Ivory, Cool Black, Pop Orange.

O	Package Features

G/L Package	● Left rear power slide door ● hydrophilic, heated door mirrors ● water-repellant front door glass ● security alarm ● driver seat height adjuster ● driver seat back pocket ● sunglass holder with cabin mirror ● slide door courtesy lamps (both sides of rear seat) ● left and right rear speakers

G/S Package	Front and rear lower skirt ● tailgate spoiler ● high-intensity discharge headlights with dark chrome sub-reflectors* ● dark chrome on front grill, outer door handles, and rear license garnish* ● fog lights ● door-mirror turn signal lamps ● slide door courtesy lamps (both sides of rear seat) ● double spiral horns ● left and right rear speakers

G/LS Package	Left rear power slide door front and rear lower skirt ● tailgate spoiler ● high-intensity discharge headlights with dark chrome sub-reflectors* ● dark chrome on front grill, outer door handles, and rear license garnish* ● fog lights ● door-mirror turn signal lamps ● hydrophilic, heated door mirrors ● water-repellant front door glass ● security alarm ● driver seat height adjuster ● driver seat back pocket ● sunglasses holder with cabin mirror ● slide door courtesy lamps (both sides of rear seat) ● double spiral horns ● left and right rear speakers

*	Vehicles with IHCC have regular chrome.

O Major Factory Options (prices before consumption tax in parentheses)

Name of Option		Available on	Price
Front row i-side airbag system (with passenger-side body position detector) + side curtain airbag system (for all three rows of seats)		B, G, G/L, G/S, G/LS Packages, G/Side Lift-up Seat, 24Z	¥147,000 (	¥140,000)

VSA (ABS + TCS + sideslip control)		G, G/L, G/S, G/LS Packages, 24Z	¥73,500 (	¥70,000)

Intelligent Highway Cruise Control (IHCC) + Collision Mitigation Brake System (CMS) + E-Pretensioner for both driver and passenger seats		G/L, G/S, G/LS Packages, 24Z	¥262,500 (	¥250,000)

High-intensity discharge headlights (HID) with low beam/auto-leveling mechanism		G/L Package	¥42,000 (	¥40,000)
		G, G/Side Lift-up Seat, G/Passenger Lift-up Seat (standard on G/S, G/LS Packages, 24Z)	¥63,000 (	¥60,000)

Honda HDD InterNavi system + Progressive Commander with rear camera (8-inch widescreen display, TV/AM/FM tuner with DVD/CD player and six speakers)		G, G/L, G/S, G/LS Packages, 24Z G/Side Lift-up Seat, G/Passenger Lift-up Seat	¥346,500 ( tax exempt (	¥330,000) ¥290,000)

Rear entertainment system with 9-inch widescreen display		G, G/L, G/S, G/LS Packages, 24Z	¥105,000 (	¥100,000)

AM/FM tuner with MD/CD player and six speakers		G, G/L, G/S, G/LS Packages, 24Z (standard on G/Side Lift-up Seat and G/Passenger Lift-up Seat)	¥42,000 (	¥40,000)

Power sliding door (touch sensor/anti-pinch mechanism, remote-control, and driver seat switch)	Left rear	G/S Package (standard on G/L, G/LS, G/Side Lift-up Seat, G/Passenger Lift-up Seat)	¥52,500 (	¥50,000)
	Right rear	G/L, G/S, G/LS Packages, G/Side Lift-up Seat, G/Passenger Lift-up Seat	¥52,500 (	¥50,000)
	Both sides rear	24Z	¥105,000 (	¥100,000)

Power tailgate (touch sensor/anti-pinch mechanism, remote-control, and driver seat switch)		G/L, G/LS Packages, 24Z	¥63,000 (	¥60,000)

Skylight roof		G, G/L, G/S, G/LS Packages, 24Z	¥94,500 (	¥90,000)

Floor paneling		G, G/L, G/S, G/LS Packages, 24Z FF	¥52,500 (	¥50,000)

Second row captain seats with 6:4 tip-up, sliding function, and center armrest with cup holder		G/L, G/S, G/LS Packages, 24Z	¥73,500 (	¥70,000)

16-inch aluminum wheels + steel-belted radial tires (205/60R16 92H)		G, G/L Packages and G/Side Lift-up Seat, G/Passenger Lift-up Seat	¥84,000 (	¥80,000)
		G/S, G/LS Packages (standard on 24Z)	¥52,500 (	¥50,000)

*	VSA also to be installed when CMS + E-Pretensioner and IHCC are selected as an option.
*	16-inch aluminum wheels and steel-belted radial tires to be installed when VSA is selected as an option.
*	Rear entertainment system available only on HDD InterNavi system-equipped vehicles.
*	Some options are not offered in combination or are available only as part of an option package.
*	Options on G/Side Lift-up Seat, G/ Passenger Lift-up Seat vehicles are tax exempt.

♦	Major Features of the All-New Step WGN

<Packaging and Utility>

•	Spacious, easy-to-drive, and with sedan-like dynamic performance, the new Step WGN is based on Honda’s innovative low-floor, low-center-of-gravity platform. This design maintains the Step WGN’s ceiling height of 1,350 mm while lowering vehicle height by 75 mm2. A compact engine compartment allows for an even shorter-nose front end, maintaining the Step WGN’s cabin length at a generous 2,800 mm3 while reducing overall vehicle length by 45 mm2. The result is a spacious interior in a compact, easy-to-maneuver body.

•	Floor height at the second seat row is 390 mm4, highest in the minivan class. While increasing leg room for second-row passengers, the one-step floor also makes it easy for children and older passengers to enter and exit the vehicle.

•	More comfortable than ever, the Step WGN’s second- and third-row seats accommodate passengers and cargo in a wide variety of configurations. The standard second-row tumble seats fold away with a single simple action. Optional captain seats for the second row allow passengers to sit facing each other and feature a 6:4 tip-up, sliding mechanism[5]. The third-row seats are also lighter and more compact, making them easier than ever to stow.

•	The second- and third-row seats can also be stowed to create a 1,675 mm-long[4] cargo space with a generous 1,541 l6 luggage capacity (figures are for tumble seat-equipped vehicles).

•	Two large-capacity covered storage compartments have been added to the upper instrument panel, and the glove compartment is nearly twice as large as in the previous model. There is abundant space in all three seat rows for storing personal belongings and small items.

•	Many features have been optimized for improved visibility and to reduce blind spots: the low and unobtrusive meter panel; low, flat windshield wipers; large triangular vent windows; the specially shaped front pillar cross-section and third-row headrests; and specially positioned door mirrors.

•	The tilting/telescoping steering column, which for allows a driver-optimized steering position, is standard on all types.

•	Even with a longer wheelbase and wider tires, all versions of the new Step WGN boast the smallest turning radius in the minivan class: 5.3 m7.

[2]	Comparison with previous FF models according to Honda internal calculations.
[3]	On vehicles equipped with the Honda HDD InterNavi system; 2,775 mm for other vehicles.
[4]	FF, according to Honda internal calculations.
[5]	Factory option for G/L, G/S, G/LS Packages and 24Z.
[6]	According to Honda VDA calculations.
[7]	2.0 l or higher, Japan “5-number” (less than 1.7m width, less than 4.7m length) minivan class.

<Styling>

● Exterior Styling

•	The sleek and dynamic styling of the new Step WGN complements its dynamic performance and spacious eight-passenger cabin.

•	The sleek aerodynamic upper body narrows toward the rear, while the rectangular lower body trims the airflow. The Dynamic Character Line sets off these two areas for an especially distinctive appearance.

•	The smooth bumper, boldly defined grill, and three-dimensional, oversized headlights make the front view of the Step WGN substantial and distinctive.

•	From the side, the short nose and long wheelbase convey the spaciousness of the cabin, while the deep, gradually widening Dynamic Character Line symbolizes the Step WGN’s dynamic performance.

•	The square shape of the rear reflects the spaciousness of the Step WGN’s cabin, and the wide combination taillights emphasize the wide-stance, low-center-of-gravity design of the automobile.

•	Front and rear lower skirts, tailgate spoiler, and dark chrome headlight sub-reflectors—options for the sporty models[8]—further accent the Step WGN’s low center of gravity and premium appearance.

[8]	Available for G/S, G/LS Packages and 24Z.

● Interior Styling

•	The interior of the all-new Step WGN is spacious, inviting, and relaxed—providing all the comfort and amenities of one’s own living room at home.

•	For the first time in a production passenger minivan, optional floor paneling[9] for the second- and third-row seats is available in either Natural or Brown to complement the interior color schemes—a unique feature that makes the Step WGN even more comfortable and inviting.

•	The optional 500 mm wide[10] by 1,680 mm long[10] skylight[11] provides gentle and natural illumination throughout the entire cabin. The white laminated glass of the skylight softens bright sunlight, while a six-panel sunshade allows for a variety of shading configurations.

•	The large and amply cushioned second-row seats provide plenty of room to relax, with cushion depth and frame width reconfigured to offer even more secure and comfortable support.

•	The seat cover colors and textures have also been coordinated with the interior color schemes to provide a completely unified and pleasing environment. Available in Natural Ivory, Pop Orange, Chic Gray, and Cool Black.

[9]	Factory option for G, G /L,G/S, G/LS, and 24Z FF.
[10]	External dimensions according to Honda internal calculations.
[11]	Factory option for G, G/L, G/S, G/LS Packages and 24Z.

<Powertrain>

● Engine

•	The economical and environmentally friendly DOHC i-VTEC engine combines Honda’s Variable Valve Timing and Lift Electronic Control (VTEC) with Variable Valve Timing Control (VTC), which optimizes intake valve timing in response to engine load. The 2.0 l DOHC i-VTEC engine provides smooth acceleration from low speeds, and the 2.4 l DOHC i-VTEC engine provides high-torque output at any engine speed.

The 2.0 l DOHC i-VTEC engine features a 114 kW (155 PS) power rating with 188 N·m (19.2 kg·m) of torque12.

The 2.4 l DOHC i-VTEC engine features a 119 kW (162 PS) power rating with 218 N·m (22.2 kg·m) of torque13.

•	DBW (Drive By Wire) electronic throttle control optimizes throttle characteristics in accordance with vehicle speed, providing the driver greater control. The transmission and TCS (Traction Control System) work in combination to provide smoother torque transmission and better fuel economy.

[12]	Net values for B, G, G/L, G/S, G/LS Packages, G/Side Lift-up Seat, and G/Passenger Lift-up Seat.
[13]	Net values for 24Z.

● Transmission

•	The 24Z FF’s CVT (continuously variable transmission) delivers smooth, seamless acceleration, and the torque converter assures powerful starts; together they generate highly responsive power at all rpm ranges. The steering wheel-mounted paddle shift features 7-speed mode for a manual-shift feel.

•	The new Step WGN comes with one of two automatic transmissions designed to take full advantage of the engine’s dynamic performance and fuel economy: a four-speed in the B and G, and a five-speed in the 24Z 4WD.

•	The Step WGN’s ECON mode, standard on all types, optimizes performance of the engine, transmission, and air conditioner to achieve excellent fuel economy with a smooth ride.

<Chassis and Body>

•	The new low-floor, low-center-of-gravity platform, including a newly designed rear suspension and fuel tank, reduces the roll tendency often observed in minivans with high centers of gravity. Optimized suspension settings and high-rigidity mounts allow for highly stable handling as well as superior ride comfort.

•	The reduced front and rear overhangs, newly designed suspension, and lower center of gravity all help reduce the moment of inertia, and the Step WGN’s aerodynamic characteristics have also been improved. As a result, freeway cruising stability and resistance to the effects of crosswinds have both significantly increased.

•	Increased rigidity throughout the body and highly rigid support of the sliding doors and tailgate are important factors in the Step WGN’s sedan-like handling stability and ride comfort.

•	A secondary balancer suppresses engine vibration and, in combination with acoustic insulation, helps reduce engine noise. Optimized acoustic materials reduce road noise to create a quiet cabin in which conversation can be enjoyed in any seat.

<Advanced Features>

•	The new Step WGN is equipped with the Intelligent Highway Cruise Control (IHCC)[14] vehicle speed and distance control system, which assesses driving conditions using data from a millimeter-wave radar unit built into the front grill of the vehicle that measures the distance to the vehicle ahead, along with data from speed and yaw rate sensors. In addition to maintaining the vehicle at a set speed, this cruise control system automatically regulates vehicle speed and distance depending on whether or not there is a vehicle in the same lane ahead.

•	The Honda HDD InterNavi System with Progressive Commander[15] features an 8-inch-wide display positioned for easy visibility to minimize the need for the driver to shift his or her line of sight. The many functions made possible thanks to the ample information storage and retrieval made possible by the system’s high-capacity hard disk drive can be accessed via the Progressive Commander, located within easy reach of the driver. New telecommunications technology features include Bluetooth[16] compatibility for wireless connectivity with mobile phones.

[14]	Factory option for G/L, G/S, G/LS Packages and 24Z.
[15]	Factory option for G, G/L, G/S, G/LS Packages, G/Side Lift-up Seat, G/Passenger Lift-up Seat, and 24Z.
[16]	Bluetooth is a registered trademark of Bluetooth SIG, Inc.

<Safety Performance>

•	The Vehicle Stability Assist (VSA) system—which includes the Antilock Brake System (ABS), Traction Control System (TCS), and sideslip control[17]—works in combination with the DBW electronic throttle control that optimizes engine torque to achieve precision handling.

•	The Collision Mitigation System (CMS)[18] uses a millimeter-wave radar to calculate the distance between the Step WGN and the vehicle ahead. If the system determines that a collision is likely, it sounds an alarm and provides a tactile warning, applies light breaking to prompt the driver to take preventative action. Should the system continue to sense that the situation is dangerous, the brake assist function compensates for insufficient pedal pressure to mitigate impact damage.

•	E-Pretensioners (driver and front passenger seats)[18] work in concert with the CMS, pulling lightly on the seatbelt if there is a danger of a collision and more forcefully if it is determined that a collision is imminent, for increased restraining effect.

•	The Step WGN’s crash compatibility body provides a high level of self-protection while improving compatibility toward other vehicles. In a full-frontal collision, the upper frame and lower members distribute and absorb the energy of impact, diffusing it into the front pillar and floor. At the time of impact, the lower members prevent misalignment with the crash-absorbing members of the other vehicle, and together with the upper frame create a broadened surface for absorbing the impact, significantly reducing cabin intrusion.

•	The Step WGN is also designed to mitigate injury in the event of impact with pedestrians, particularly to their head and legs, through the use of impact-absorbing structures.

•	In addition to front-seat i-side air bags, a side curtain airbag system[19] protects all three rows of seats.

[17]	Factory option for G, G/L, G/S, G/LS Packages and 24Z.
[18]	CMS and E-Pretensioners are available as a factory option set for G/L, G/S, G/LS Packages and 24Z.
[19]	Front seat i-side airbag system and side curtain airbags are a factory option for B, G, G/L, G/S, G/LS Packages and 24Z.

<Environmental Performance>

•	The use of a precision air-to-fuel ratio control system and high-density catalytic converter has achieved major reductions in emissions of nitrogen oxides (NOX), carbon monoxide (CO), and other harmful substances. All Step WGN types have been certified by the Japanese Ministry of Land, Infrastructure, and Transport as having achieved a 75% reduction with respect to emissions regulations for 2005.

•	High-efficiency combustion technology, precise coordination between engine and transmission, and lightweight engine construction are factors behind the Step WGN’s excellent fuel economy: 13.2 km/ l20 for the 2.0 l DOHC i-VTEC engine (B,G, G/L Package FF vehicles) and 12.2 km/ l20 for the 2.4 l DOHC i-VTEC engine (24Z, FF). Further, all Step WGN types have already achieved compliance with 2010 Japanese government regulations for fuel economy, while the B 4WD, G 4WD, G/S, G/LS, G/Side Lift-up Seat, G/Passenger Lift-up Seat, and 24Z types have achieved the 2010 fuel economy level + 5%[21].

•	PVC has been eliminated from interior and exterior components wherever possible to achieve over 90% recyclability[22].

•	Use of lead has been reduced to less than 10% of 1996 levels, and the use of coatings containing hexavalent chromium on parts such as fuel filler pipes and brackets has been eliminated.

[20]	10/15 mode cruising consumption rate (Japan Ministry of Land, Infrastructure and Transport).
[21]	Some B, G, and G/L Package FF vehicles also achieve the 2010 + 5% fuel economy level with certain factory options.
[22]	According to Honda internal calculations.

<Barrier free vehicles>

•	Both electrically powered front passenger and second-row passenger-side lift-up seats are available as options on the Step WGN type G. A single switch controls swiveling, raising, and lowering, while the superior comfort offered by these seats are comparable to standard front row seats making long drives less tiring. Moreover, Step WGN models equipped with lift-up seats earn Japanese Ministry of Land, Infrastructure and Transport certification and receive preferential treatment under Japan’s Green Tax program.

Publicity material relating to the new Step WGN is available at the following URL:

http://www.honda.co.jp/PR.

(This site is intended exclusively for the use of journalists.)

NOTICE OF CONVOCATION OF

THE 81ST ORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD AT THE TOKYO INTERNATIONAL FORUM, TOKYO, JAPAN

ON JUNE 23, 2005 AT 10:00 A.M.

(This is a translation of the original notice

in the Japanese language mailed on May 27, 2005

to stockholders in Japan, and is for reference purposes only.)

HONDA MOTOR CO., LTD.

(HONDA GIKEN KOGYO KABUSHIKI KAISHA)

TOKYO, JAPAN

[ Translation ]

May 27, 2005

To Stockholders:

Notice of Convocation of the 81st

Ordinary General Meeting of Stockholders

Dear Stockholders:

You are hereby notified that the 81st Ordinary General Meeting of Stockholders will be held as stated below. You are respectfully requested to attend the meeting.

If you are unable to attend the aforesaid meeting, you are requested to study the reference documents attached hereto, and exercise your voting rights by means of the following:

To indicate on the voting right exercise form enclosed herewith your approval or disapproval of the items of business on the agenda and to return to the Company the said form after affixing thereto your seal impression.

Yours faithfully,

Honda Motor Co., Ltd.
1-1, 2-chome, Minami-Aoyama Minato-ku, Tokyo

By: Takeo Fukui
President and Representative Director

Particulars

1. Time and Date:	10:00 a.m. on June 23, 2005 (Thursday)

2. Place:	Hall B7 on the 7th floor of B block, Tokyo International Forum, located at 5-1, 3-chome, Marunouchi, Chiyoda-ku, Tokyo

3. Agenda:

Matters to be reported:

1.	Report on the Business Report, Consolidated Balance Sheets, Consolidated Statements of Income, Unconsolidated Balance Sheets and Unconsolidated Statements of Income for the 81st Fiscal Year (from April 1, 2004 to March 31, 2005);

2.	Report on the results of the audit of the consolidated financial statements for the 81st Fiscal Year (from April 1, 2004 to March 31, 2005) by the independent auditors and the Board of Corporate Auditors; and

3.	Report on the purchase of its own shares pursuant to resolutions of the Board of Directors based on the authorization under the Articles of Incorporation of the Company.

Matters to be resolved:

First Item:

Approval of Proposal for Appropriation of Retained Earnings for the 81st Fiscal Year

Second Item:

Partial Amendments to the Articles of Incorporation

An outline of the measure is provided in “Reference Documents Concerning Exercise of Voting Right” (p. 4-5).

Third Item:

Election of Twenty-One (21) Directors

Fourth Item:

Election of One (1) Corporate Auditor

Fifth Item:

Election of Independent Auditor

Sixth Item:

Revision of Amount of Remuneration Payable to Directors

Seventh Item:

Payment of Bonus to Directors and Corporate Auditors for the 81st Fiscal Year

Eighth Item:

Presentation of Retirement Allowance to Retiring Directors for Their Respective Services

REFERENCE DOCUMENTS

CONCERNING EXERCISE OF VOTING RIGHT

1. Total number of voting rights held by stockholders:

9,170,515 votes

2. Reference matters with respect to the proposals:

FIRST ITEM: Approval of Proposal for Appropriation of Retained Earnings for the 81st Fiscal Year

The Company proposes to make an appropriation of retained earnings, as referred to in the “Business Report for the 81st Fiscal Year” (page 49), in order to strengthen its Company quality and take into consideration its future business development, etc. The Company strives to carry out its operations from a global perspective and increase its corporate value. With respect to distribution of profits, the Company considers the distribution of profits to its shareholders to be one of the most important management issues, and its basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance. The Company will also acquire its own shares at the optimal timing with the aim of improving efficiency in capital structure. Retained earnings will be applied toward financing R&D activities essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The year-end dividend for the fiscal year under review is proposed to be ¥37 per share.

SECOND ITEM: Partial Amendments to the Articles of Incorporation

(1) Reasons for Amendments:

1)	The Company has retired forty-six million (46,000,000) of its own shares pursuant to the resolutions of the meetings of the Board of Directors held on July 28, 2004 and January 28, 2005 in accordance with the provisions of Article 212 of the Commercial Code. Accordingly, the total number of shares authorized to be issued by the Company as set forth in Article 5 of the Articles of Incorporation of the Company shall be decreased correspondingly by the number of shares so retired.

2)	The Operating Officer System will be introduced for the purpose of delegating authority to each region and work site, dividing the duties into the supervision of management and the execution of business management, and improving the flexibility and agility of the Board of Directors. Accordingly, the number of directors prescribed in Article 18 of the Articles of Incorporation shall be amended from not more than forty-five (45) to not more than thirty (30).

(2) Contents of Amendments:

Portions of the existing Articles of Incorporation will be amended as follows:

(The underlines indicate the portions to be amended.)

Existing Articles of Incorporation	Proposed Amendments
Chapter II. Shares	Chapter II. Shares
(Total number of shares authorized to be issued by the Company)	(Total number of shares authorized to be issued by the Company)

Article 5. The total number of shares authorized to be issued by the Company shall be 3,600,000,000 shares; provided, however, that in case any retirement of shares is made, the number of authorized shares shall be decreased correspondingly by the number of shares so retired.

Article 5. The total number of shares authorized to be issued by the Company shall be 3,554,000,000 shares; provided, however, that in case any retirement of shares is made, the number of authorized shares shall be decreased correspondingly by the number of shares so retired.

Chapter IV. Directors and Board of Directors	Chapter IV. Directors and Board of Directors
(Number of Directors)	(Number of Directors)

Article 18. Directors of the Company shall be not more than forty-five in number.	Article 18. Directors of the Company shall be not more than thirty in number.

THIRD ITEM: Election of Twenty-One (21) Directors

The terms of office of the present 36 Directors are due to expire at the close of this meeting. It is proposed that 21 Directors be elected at the meeting. The names and particulars of the 21 candidates for the position of Director are given below.

Candi- date No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
1.	Takeo Fukui (November 28, 1944)

Joined in April 1969

President and Director of Honda Racing Corporation in May 1987

Managing Director of Honda R&D Co., Ltd. in May 1987

Director of the Company in June 1988

Senior Managing Director of Honda R&D Co., Ltd. in June 1990

Executive Vice President and Director of Honda of America Mfg., Inc. in June 1994

Managing Director of the Company in June 1996 President and Director of Honda of America Mfg., Inc. in June 1996

President and Director of Honda R&D Co., Ltd. in June 1998

Motor Sports in June 1999

Senior Managing Director of the Company in June 1999

President and Director of the Company in June 2003 (present)

			9,100	None

2.	Michiyoshi Hagino (April 1, 1944)	Joined in April 1966 Managing Director of Honda R&D Co., Ltd. in June 1989 Director of the Company in June 1990 Senior Managing Director of Honda R&D Co., Ltd. in June 1990 Executive Vice President and Director of Honda R&D Co., Ltd. in June 1994 Managing Director of the Company in June 1996 Chief Operating Officer for Automobile Operations in June 1999 Senior Managing Director of the Company in June 1999 (present) General Supervisor, Information Systems in April 2000 General Supervisor, Purchasing Policy in April 2004 (present) General Supervisor, Quality in April 2005 (present)	11,200	None

Candi- date No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
3.	Minoru Harada (January 9, 1947)	Joined in April 1969 General Manager of Asia & Oceania Division (Automobiles) in Overseas Regional Automobile Operations (Asia & Oceania, the Middle & Near East, Africa and Latin America) in October 1993 Director of the Company in June 1994 Managing Director of the Company in June 1997 Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa) in June 1998 President and Director of Honda Motor Europe Ltd. in June 1998 Senior Managing Director of the Company in June 1999 (present) Chief Operating Officer for Motorcycle Operations in April 2004 (present)	5,600	None

4.	Motoatsu Shiraishi (October 14, 1946)

Joined in April 1969

General Manager of Auto Production Planning Office in Automobile Planning Board in February 1993

Director of the Company in June 1994

Managing Director of the Company in June 1997

President and Director of Honda Engineering Co., Ltd. in June 1997

Chief Operating Officer of Domestic Production for Regional Operations (Japan) in June 1998

General Supervisor, Production in April 2000

Senior Managing Director of the Company in June 2000 (present)

Chief Operating Officer for Production Operations in April 2001

Risk Management Officer in April 2003

General Supervisor, Information Systems in April 2004

President and Director of Honda R&D Co., Ltd. in April 2005 (present)

*  President and Director of Honda R&D Co., Ltd.

			6,200	None

5.	Satoshi Aoki (August 19, 1946)	Joined in April 1969 General Manager of Finance Division in Business Management Operations in June 1994 Director of the Company in June 1995 Chief Operating Officer for Business Management Operations in June 1998 (present) Managing Director of the Company in June 1998 Senior Managing Director of the Company in June 2000 (present) Compliance Officer in April 2004 Released from Compliance Officer in April 2005	6,300	None

Candi- date No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
6.	Satoshi Dobashi (July 7, 1947)

Joined in May 1970

General Manager of Corporate Project of the Company in December 1995

Director of the Company in June 1996

General Manager of Japan Automobile Sales Operations in Regional Operations (Japan) in June 1998

Deputy Chief Operating Officer for Regional Operations (Japan) in June 1999

Managing Director of the Company in June 1999

Chief Operating Officer for Regional Sales Operations (Japan) in April 2001 (present)

Chief Officer of Driving Safety Promotion Center in Regional Sales Operations (Japan) in April 2004 (present)

Government & Industrial Affairs in April 2004 (present)

Senior Managing Director of the Company in June 2004 (present)

			3,400	None

7.	Atsuyoshi Hyogo (January 2, 1949)	Joined in April 1972 President and Director of Honda Canada Inc. in October 1993 Director of the Company in June 1995 Executive Vice President and Director of American Honda Motor Co., Inc. in June 1996 Managing Director of the Company in June 1998 (present) Chief Operating Officer for Regional Operations (China) in April 2003 (present) President of Honda Motor (China) Investment Co., Ltd. in February 2004 (present) * President of Honda Motor (China) Investment Co., Ltd.	8,000	None

8.	Satoshi Toshida (January 13, 1947)

Joined in May 1973

General Manager of Motorcycle Sales Division in Regional Operations (Asia & Oceania) in April 1995

Director of the Company in June 1995

President and Director of Asian Honda Motor Co., Ltd. in May 1996 (present)

President and Director of Honda Cars (Thailand) Co., Ltd. in June 1998

Deputy Chief Operating Officer for Regional Operations (Asia & Oceania) in June 1999

Managing Director of the Company in June 2000 (present)

President and Director of Honda Automobile (Thailand) Co., Ltd. in December 2000

President and Director of Honda Leasing (Thailand) Co., Ltd. in June 2002

Chief Operating Officer for Regional Operations (Asia & Oceania) in April 2003 (present)

*  President and Director of Asian Honda Motor Co., Ltd.

			3,000	None

Candi- date No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
9.	Koki Hirashima (November 28, 1946)	Joined in April 1969 Executive Vice President of Honda of America Mfg., Inc. in June 1993 Director of the Company in June 1997 Executive Vice President and Director of Honda of America Mfg., Inc. in June 1997 President and Director of Honda of America Mfg., Inc. in June 1998 Managing Director of the Company in June 2000 (present) Chief Operating Officer for Production Operations in April 2005 (present) Risk Management Officer in April 2005 (present) General Supervisor, Information Systems in April 2005 (present)	3,000	None

10.	Koichi Kondo (February 13, 1947)

Joined in April 1970

President and Director of Honda Motor do Brasil Ltda. (presently Honda South America Ltda.) in June 1996

President and Director of Moto Honda da Amazonia Ltda. in June 1996

President and Director of Honda Automoveis do Brasil Ltda. in June 1996

Director of the Company in June 1997

Chief Operating Officer for Regional Operations (Latin America) in April 2000

Managing Director of the Company in June 2002 (present)

Executive Vice President and Director of American Honda Motor Co., Inc. in April 2003

President and Director of American Honda Motor Co., Inc. in June 2003 (present)

Chief Operating Officer for Regional Operations (North America) in April 2004 (present)

President and Director of Honda North America, Inc. in April 2005 (present)

*  President and Director of Honda North America, Inc.

*  President and Director of American Honda Motor Co., Inc.

			3,068	None

11.	Toru Onda (March 18, 1949)	Joined in January 1977 General Manager of Automobile Purchasing Division 1 in Purchasing Operations in June 1998 Director of the Company in June 1999 Chief Operating Officer for Purchasing Operations in April 2000 (present) Managing Director of the Company in June 2002 (present)	4,000	None

Candi- date No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
12.	Akira Takano (August 18, 1949)	Joined in April 1972 Director of Honda R&D Co., Ltd. in June 1995 Director of the Company in June 1996 Executive Vice President and Director of Honda Motor Europe Ltd. in June 1998 President and Director of Honda of the U.K. Manufacturing Ltd. in June 1998 Managing Director of the Company in June 2003 (present) Chief Operating Officer for Customer Service Operations in April 2004 (present)	4,100	None

13.	Mikio Yoshimi (September 6, 1947)	Joined in April 1970 Executive Vice President and Director of Honda of America Mfg., Inc. in June 1998 Director of the Company in June 1998 President and Director of Honda Manufacturing of Alabama, LLC in April 2000 Human Resources and Associate Relations for Business Support Operations in April 2002 Human Resources, Associate Relations and Administration for Business Support Operations in April 2003 Chief Operating Officer for Business Support Operations in April 2004 (present) Managing Director of the Company in June 2004 (present) Compliance Officer in April 2005 (present)	3,100	None

14.	Shigeru Takagi (February 4, 1952)	Joined in April 1974 President and Director of Honda Canada Inc. in June 1998 Director of the Company in June 1998 Chief Operating Officer for Regional Operations (Europe) in April 2004 (present) President and Director of Honda Motor Europe Ltd. in April 2004 (present) Managing Director of the Company in June 2004 (present) * President and Director of Honda Motor Europe Ltd.	3,000	None

15.	Hiroshi Kuroda (August 18, 1948)	Joined in April 1972 Product Planning and Marketing Office in Automobile Operations in June 1996 Products for Automobile Operations in June 1999 Director of the Company in June 1999 Chief Operating Officer for Automobile Operations in April 2004 (present) Managing Director of the Company in June 2004 (present)	3,000	None

Candi- date No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
16.	Satoru Kishi (March 29, 1930)

Chairman of the Board of The Bank of Tokyo-Mitsubishi, Ltd. in June 2000

Director of the Company in June 2001 (present)

Advisor of the Board of The Bank of Tokyo-Mitsubishi, Ltd. in June 2002 (present)

			None	None

17.	Hiroyuki Yoshino (November 2, 1939)

Joined Honda R&D Co., Ltd. in April 1963

Director of Honda R&D Co., Ltd. in March 1977

Executive Vice President and Director of Honda R&D Co., Ltd. in May 1983

Director of the Company in May 1983

Managing Director of the Company in June 1988

President and Director of Honda of America Mfg., Inc. in June 1988

Senior Managing Director of the Company in June 1990

Executive Vice President and Director of the Company in June 1992

President and Director of Honda R&D Co., Ltd. in June 1994

President and Director of the Company in June 1998

Chief Operating Officer for Regional Operations (Japan) in June 1999

Director and Advisor of the Company in June 2003 (present)

			19,400	None

18.	Tetsuo Iwamura (May 30, 1951)

Joined in April 1978

Chief Operating Officer for Parts Operations in April 2000

Director of the Company in June 2000 (present)

Chief Operating Officer for Regional Operations (Latin America) in April 2003 (present)

President and Director of Honda South America Ltda. in April 2003 (present)

President and Director of Moto Honda da Amazonia Ltda. in April 2003 (present)

President and Director of Honda Automoveis do Brasil Ltda. in April 2003 (present)

*  President and Director of Honda South America Ltda.

*  President and Director of Moto Honda da Amazonia Ltda.

*  President and Director of Honda Automoveis do Brasil Ltda.

			3,000	None

19.	Tatsuhiro Oyama (July 9, 1950)	Joined in April 1969 General Manager of Motorcycle Sales Division in Regional Sales Operations (Japan) in April 2001 Director of the Company in June 2001 (present) President and Director of Honda Motorcycle Japan Co., Ltd. in August 2001 Chief Operating Officer for Parts Operations in April 2003 (present)	3,700	None

Candi- date No.	Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
20.	Fumihiko Ike (May 26, 1952)	Joined in February 1982 Chief Operating Officer for Power Products Operations in April 2003 (present) Director of the Company in June 2003 (present)	3,000	None

21.	† Kensaku Hogen (August 2, 1941)

Joined Ministry of Foreign Affairs in April 1964

Japanese Consul General in Boston in January 1989

Japanese Consul General in Honolulu in October 1991

Manager of Middle Eastern and African Affairs Bureau in January 1995

General Manager of Training Institute in July 1996

Undersecretary General of United Nations in March 1998

Ambassador in Canada in April 2001

Retired from Ministry of Foreign Affairs in January 2005

			None	None

Notes	1:	† denotes newly appointed candidates for the position of Director.

	2:	Satoru Kishi and Kensaku Hogen satisfy the required conditions for the outside director provided for in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

FOURTH ITEM: Election of One (1) Corporate Auditor

While the number of the current Corporate Auditors is five (5), it is proposed that one (1) additional Corporate Auditor should be elected for the purpose of strengthening the corporate auditors system by increasing the number of the Corporate Auditors. The name and particulars of the candidate for the position of Corporate Auditor are given below.

Further, the prior consent of the Board of Corporate Auditors has been obtained with regard to submission of this item on the agenda.

Name (Date of birth)	Resume * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
†Shinichi Sakamoto (August 3, 1950)	Joined in April 1969 General Manager of Regional Operations Planning Office in Regional Operations (North America) in April 2000 Stationed at American Honda Motor Co., Inc. in April 2000 (present) Regional Operating Officer of the Company in April 2004 Released from Regional Operating Officer in April 2005 Released from General Manager of Regional Operations Planning Office in Regional Operations (North America) in April 2005	3,000	None

Note: † denotes newly appointed candidate for the position of Corporate Auditor.

FIFTH ITEM: Election of Independent Auditor

Due to expiration of the term of service of Ernst & Young ShinNihon, the independent auditor of the Company, at the close of this meeting, it is proposed that KPMG AZSA & Co. will be newly elected the independent auditor of the Company as the successor.

The Company has requested Ernst & Young ShinNihon to audit the accounts under the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Joint-Stock Companies (Kabushiki Kaisha) and the Securities and Exchange Law, and simultaneously requested KPMG AZSA & Co. to audit the accounts under the Securities Exchange Act (the United States). KPMG AZSA & Co. has formed an alliance with an accounting firm that has been responsible for auditing the overseas subsidiaries of the Company, which make up the majority of the Company’s global net sales on a consolidated basis.

The Company plans to establish an efficient auditing system in the group of the Company by requesting KPMG AZSA & Co. to audit the accounts under Japanese laws and regulations and unifying the independent auditor of the Company under Japanese and U.S. laws and regulations upon the election of the independent auditor at this meeting.

The candidate for the independent auditor is as follows.

Further, the prior consent of the Board of Corporate Auditors has been obtained with regard to submission of this item on the agenda.

Name of Firm	KPMG AZSA & Co.

Location of Office	Principal Office 1-2 Tsukudo-cho, Shinjuku-ku, Tokyo

History	1993	Asahi & Co. was formed through the merger of Asahi Shinwa & Co. and Inoue Saito Eiwa Audit Corporation.
	2000	Century Ota Showa & Co. was formed through the merger of Century Audit Corporation and Showa Ota & Co.
(The corporate name was changed to Ernst & Young ShinNihon in 2001.)
	2003	A portion of the auditing division became independent from Ernst & Young ShinNihon and formed AZSA & Co.
	2004	KPMG AZSA & Co. was newly formed through the merger of Asahi & Co. and AZSA & Co. under the new corporate name “KPMG AZSA & Co.”

SIXTH ITEM: Revision of Amount of Remuneration Payable to Directors

With regard to the amount of remuneration payable to the Directors, it was determined at the 80th ordinary general meeting of shareholders held on June 23, 2004 that such amount of remuneration be seventy-seven million yen (¥77,000,000) or less per month, and the amount so determined has remained unchanged up to this date. In this regard, it is proposed that the amount of remuneration to the Directors will be revised to sixty million yen (¥60,000,000) or less per month as a result of the decrease in the number of the Directors.

At present, the number of the current Directors is thirty-six (36). If the matters under the Third Item on the Agenda are decided as proposed, the number of the Directors will be twenty-one (21).

SEVENTH ITEM: Payment of Bonus to Directors and Corporate Auditors for the 81st Fiscal Year

The Company would—taking into consideration the profit for the current fiscal year, the amount of the bonus that has been paid in the past to the Directors and the Corporate Auditors, the lowering of the standard of the remuneration to the Directors and the Corporate Auditors so that the total amount of the remuneration and bonus will be more closely connected with the business performance and other various circumstances—pay the bonus in the total amount of 668 million yen (¥668,000,000) to thirty-six (36) Directors as of the end of the current fiscal year and the bonus in the total amount of 52 million yen (¥52,000,000) to the five (5) Corporate Auditors as of the end of the current fiscal year in order to reward those Directors and Corporate Auditors for their services for the current fiscal year. The amount of bonus payable to each of the Directors and the Corporate Auditors would be left to the determination by the Board of Directors with regard to Directors’ bonus and to the consultation by the Corporate Auditors with regard to Corporate Auditors’ bonus.

EIGHTH ITEM: Presentation of Retirement Allowance to Retiring Directors for Their Respective Services

It is proposed that monetary rewards be given to Directors Mr. Koichi Amemiya, Mr. Yasuo Ikenoya, Mr. Takanobu Ito, Mr. Masaaki Kato, Mr. Akio Hamada, Mr. Teruo Kowashi, Mr. Takashi Yamamoto, Mr. Masaru Takabayashi, Mr. Suguru Kanazawa, Mr. Manabu Nishimae, Mr. Masaya Yamashita, Mr. Hiroshi Kobayashi, Mr. Kazuo Sagawa, Mr. Kazuto Iiyama, Mr. Hiroshi Oshima and Mr. Sho Minekawa, who are to resign from office at the close of this meeting, for the meritorious services that they have rendered to the Company, pursuant to the past practice of the Company and in accordance with the Company’s bylaws on the retirement allowance of Directors. It is proposed that decisions on the amount of money, time and method of payment of such monetary rewards be entrusted to the Board of Directors as to the retiring Directors. Resumes of the above-mentioned persons are given below.

Name	Resume
Koichi Amemiya

Joined in April 1963

Director of the Company in May 1986

Managing Director of the Company in June 1989

Senior Managing Director of the Company in June 1990

Executive Vice President and Director of the Company in June 1997

Yasuo Ikenoya	Joined in April 1971 Director of the Company in June 1998 Managing Director of the Company in June 2002

Takanobu Ito	Joined in April 1978 Director of the Company in June 2000 Managing Director of the Company in June 2003

Masaaki Kato	Joined in April 1974 Director of the Company in June 1998

Akio Hamada	Joined in April 1971 Director of the Company in June 1999

Teruo Kowashi	Joined in January 1971 Director of the Company in June 2000

Takashi Yamamoto	Joined in April 1977 Director of the Company in June 2000

Masaru Takabayashi	Joined in April 1975 Director of the Company in June 2001

Suguru Kanazawa	Joined in April 1977 Director of the Company in June 2002

Manabu Nishimae	Joined in April 1977 Director of the Company in June 2002

Masaya Yamashita	Joined in April 1977 Director of the Company in June 2003

Hiroshi Kobayashi	Joined in April 1978 Director of the Company in June 2003

Kazuo Sagawa	Joined in April 1968 Director of the Company in June 2004

Kazuto Iiyama	Joined in April 1975 Director of the Company in June 2004

Hiroshi Oshima	Joined in April 1977 Director of the Company in June 2004

Sho Minekawa	Joined in April 1978 Director of the Company in June 2004

Business Report for the 81st Fiscal Year

For the Period

From: April 1, 2004

To: March 31, 2005

1. OUTLINE OF BUSINESS

(1) Review of Operations

During fiscal 2005, ended March 31, 2005, economic conditions surrounding Honda were on a gradual recovery. The United States showed expansion led by growth in capital investment and production as well as other factors. The principal economies of the EU reported a gradual recovery along with increases in exports. The economies of Asia outside Japan experienced continued expansion as a result of firm consumer spending in China, Thailand and other countries in the region as well as other factors. In Japan, the economy remained generally on an upward trend led by increases in exports and production as well as a gradual recovery in consumer spending. However, there were signs of a slowdown during the latter half of the fiscal year.

Against this backdrop, Honda worked to strengthen its corporate structure to respond quickly and accurately to the diverse needs of its customers. Concerning R&D, the Company endeavored to accelerate the development of safety and environmental technologies as well as enhance its product offerings with new value added. On the production side, Honda implemented further reforms in its production systems and expanded production capacity at its plants in the United States and elsewhere as well as at affiliates in China. In its sales activities, in addition to strengthening its marketing and sales capabilities, the Company strove to augment its product lineup, including the supply of products that transcend national boundaries.

Net sales in fiscal 2005 rose 6.0% over fiscal 2004, to ¥8,650.1 billion. Profitwise, operating income increased 5.1%, to ¥630.9 billion, mainly on the strength of the increase in income generated by higher net sales and the positive impact of cost reductions, which offset the effects of a weaker U.S. dollar and increased SG&A and R&D expenses. Income before income taxes advanced 2.3%, to ¥656.8 billion, and net income posted a gain of 4.7%, to ¥486.1 billion.

Motorcycles—Major developments included the introduction in Japan of a new version of the 250cc Forza scooter featuring full model changes and the installation of a Honda S-Matic transmission—the first of its kind in the world—that allows riders to switch between an automatic mode and a six-speed manual mode. In addition, the Company began imports and sales of the Dio Cesta 50cc scooter from China. Moreover, the Company introduced the XR50 Motard, an easy riding sports bike for beginners. In North America, the Company began sales of the FourTrax Foreman, a four-wheel all-terrain vehicle (ATV), incorporating full model changes, and the CRF450X, an off-road bike based on Honda’s specialized motocross competition bikes. In Latin America, the Company introduced the CG150 Sport bike in Brazil, featuring improved riding performance. In Europe, the Company made model changes in its SH125 and SH150 scooters, which became the first bikes to meet the Euro 3 emission regulations. In addition, Honda introduced the FMX650 sports bike featuring impressive power and dynamic design. In Asia, the Company began sales in India of its Unicorn motorcycle with a newly designed 150cc engine, which offers excellent acceleration and fuel efficiency, as well as the CD100 motorcycle in Pakistan, with a high-powered engine featuring good fuel economy. In China, Honda introduced the SDH125-22 125cc scooter, which has superior environmental friendliness and a sporty design.

Domestic sales declined 6.2% over the previous fiscal year, to 378 thousand units, but overseas sales climbed 14.8%, to 10,104 thousand units. Total motorcycle sales posted a gain of 13.9%, to 10,482 thousand units. Despite the adverse impact of currency translation factors, total sales in value terms to unaffiliated customers of this segment increased 10.2% over the previous year, to ¥1,097.7 billion, because of the gain in unit sales and other factors. Operating income increased a sharp 63.4%, to ¥69.3 billion, because of the positive impact on income of higher sales and cost reduction efforts, despite the adverse effect of currency movements, principally the weakening of the U.S. dollar, and certain other factors.

Automobiles—Developments during the fiscal year under review included the introduction of new Legend models in Japan with Honda’s Super Handling All-Wheel-Drive and other cutting-edge technologies. In North America, Honda introduced the new Acura RL, the counterpart of Legend models sold in Japan, also featuring full model changes, including the introduction of Honda’s Super Handling All-Wheel-Drive. In addition, the Company began sales of the Edix in Japan and the FR-V in Europe; both are new minivans offering a roomier interior, with six seats configured in two rows of three seats each, for better passenger comfort and ease of communication. Also, in Japan, Honda introduced its new, eight-seat Elysion minivan with top-quality space and riding comfort for all passengers. In North America, the Company introduced a fully redesigned Odyssey, which offers a wide choice of seating arrangements and top safety and environmental features. Honda also began the marketing of its next-generation truck Ridgeline, which was developed in North America and features a roomy interior with ample storage space. In Europe, the Company commenced sales of the CR-V model with a diesel engine that meets the stringent European gas emission standards. Developments in Asia included the introduction of the Jazz models manufactured locally in Indonesia and the commencement of sales of the Accord and CR-V in Korea, where the Company has newly begun imports and marketing of its vehicles. In China, Honda has started local production and sales of its CR-V and Fit automobiles at some of its Chinese affiliates, and introduced a fully redesigned Odyssey.

Unit sales in Japan amounted to 712 thousand automobiles, approximately the same as for the previous year, while overseas sales rose 11.6% over the prior fiscal year, to 2,530 thousand. As a result, total automobile sales were up 8.7%, to 3,242 thousand. Despite the impact of currency translation factors, sales in value terms to unaffiliated customers rose 5.6%, to ¥6,963.6 billion, reflecting the increase in unit sales and other factors. Operating income increased 3.1%, to ¥452.3 billion, owing to the positive impact of higher sales on income and cost reduction efforts, despite the adverse effect of currency movements, principally the weakening of the U.S. dollar, and certain other factors.

Financial Services—Net sales of the Financial Services business segment to unaffiliated customers increased 5.4%, to ¥255.7 billion. Operating income declined 17.1%, to ¥89.9 billion, due mainly to increased funding costs.

Power Products and Others—Major developments during the fiscal year included the introduction of electric power generators, equipped with sine-wave inverters that can produce two voltage currents, such as 100V and 200V, at the same time. These are the first generators of this type in the world and were introduced under the product names EM45is and EM55is in Japan and EM5000is and EM7000is in North America. Other new products introduced in Japan and Europe included the HSS970is, a hybrid-engine snowblower, and the Salad FF500 rotary tiller, which has a high-powered engine and features improved tilling capabilities and greater working efficiency. In addition, in Japan, the Company has begun to import its HRX537 push lawnmower from North America, which offers four features in one unit as well as economical operation and environmental friendliness. In the United States, Honda has introduced a fully redesigned version of its FG110 portable tiller.

Unit sales in Japan of power products were down 9.4% compared with the previous fiscal year, to 432 thousand units, while overseas sales rose 6.5%, to 4,868 thousand units. Total unit sales of power products advanced 5.0%, to 5,300 thousand units. Sales in value terms of this segment to unaffiliated customers edged up 0.4%, to ¥332.9 billion, as a result of higher unit sales for the fiscal year. Operating income posted a strong gain of 85.9%, to ¥19.3 billion, because of the higher income generated by increased sales in the Power Product and Other businesses, despite the adverse effect of currency movements, principally the weakening of the U.S. dollar, and certain other factors.

■ Unit Sales and Net Sales Breakdown

Unit (thousands), Yen (millions)

Business Segment	Fiscal 2004 (reference) From April 1, 2003 to March 31, 2004		Fiscal 2005 From April 1, 2004 to March 31, 2005		Change from the previous fiscal year (reference)
	Unit sales	Net sales	Unit sales	Net sales	Unit sales	(%)	Net sales	(%)
Grand Total		8,162,600		8,650,105			487,505	6.0
Domestic		1,628,493		1,699,205			70,712	4.3
Overseas		6,534,107		6,950,900			416,793	6.4
North America		4,542,930		4,575,076			32,146	0.7
Europe		770,110		870,795			100,685	13.1
Asia		801,611		977,011			175,400	21.9
Other regions		419,456		528,018			108,562	25.9

Motorcycle Business (motorcycles only)	9,206 (8,891)	996,290	10,482 (10,159)	1,097,754	1,276 (1,268)	13.9 (14.3)	101,464	10.2
Domestic (motorcycles only)	403 (403)	93,203	378 (378)	97,405	–25 (–25)	–6.2 (–6.2)	4,202	4.5
Overseas (motorcycles only)	8,803 (8,488)	903,087	10,104 (9,781)	1,000,349	1,301 (1,293)	14.8 (15.2)	97,262	10.8
North America (motorcycles only)	656 (360)	322,213	643 (346)	321,828	–13 (–14)	–2.0 (–3.9)	–385	–0.1
Europe (motorcycles only)	299 (289)	182,400	338 (325)	198,471	39 (36)	13.0 (12.5)	16,071	8.8
Asia (motorcycles only)	7,017 (7,017)	242,370	8,192 (8,192)	289,169	1,175 (1,175)	16.7 (16.7)	46,799	19.3
Other regions (motorcycles only)	831 (822)	156,104	931 (918)	190,881	100 (96)	12.0 (11.7)	34,777	22.3

Automobile Business	2,983	6,592,024	3,242	6,963,635	259	8.7	371,611	5.6
Domestic	716	1,397,237	712	1,463,531	–4	–0.6	66,294	4.7
Overseas	2,267	5,194,787	2,530	5,500,104	263	11.6	305,317	5.9
North America	1,558	3,900,755	1,575	3,923,930	17	1.1	23,175	0.6
Europe	231	516,108	267	597,467	36	15.6	81,359	15.8
Asia	341	532,552	512	661,471	171	50.1	128,919	24.2
Other regions	137	245,372	176	317,236	39	28.5	71,864	29.3

Financial Services Business	—	242,696	—	255,741	—	—	13,045	5.4
Domestic	—	20,043	—	20,017	—	—	–26	–0.1
Overseas	—	222,653	—	235,724	—	—	13,071	5.9
North America	—	212,522	—	222,494	—	—	9,972	4.7
Europe	—	7,448	—	8,827	—	—	1,379	18.5
Asia	—	899	—	1,441	—	—	542	60.3
Other regions	—	1,784	—	2,962	—	—	1,178	66.0

Power Product & Other Businesses	5,047	331,590	5,300	332,975	253	5.0	1,385	0.4
Domestic	477	118,010	432	118,252	–45	–9.4	242	0.2
Overseas	4,570	213,580	4,868	214,723	298	6.5	1,143	0.5
North America	2,363	107,440	2,514	106,824	151	6.4	–616	–0.6
Europe	1,261	64,154	1,309	66,030	48	3.8	1,876	2.9
Asia	619	25,790	712	24,930	93	15.0	–860	–3.3
Other regions	327	16,196	333	16,939	6	1.8	743	4.6

Notes:	1.	The geographic breakdown of unit and net sales is based on the location of unaffiliated customers.

	2.	Unit sales of the Power Product and Other business segment is the unit sales of power products. Net sales of this segment includes power products and relevant parts, leisure businesses, trading and others.

● Unit Sales by Region (By location of unaffiliated customers) (reference)

Motorcycle Business (Thousands) | **Automobile Business** (Thousands) | **Power Product & Other Businesses** (Thousands)

10,000
5,000
0
9,206
831
7,017
299
656
403
10,482
931
8,192
338
643
378
FY2004
FY2005
3,000
2,000
1,000
0
2,983
137
341
231
1,558
716
3,242
176
512
267
1,575
712
FY2004
FY2005
4,000
2,000
0
5,047
327
619
1,261
2,363
477
5,300
333
712
1,309
2,514
432
FY2004
FY2005
Domestic
North America
Europe
Asia
Other regions

Composition Ratio in FY2005
(%)

Other regions 8.9
Domestic 3.6
North America 6.1
Europe 3.2
Overseas 96.4
Asia 78.2
Other regions 5.4
Asia 15.8
Domestic 22.0
Europe 8.2
Overseas 78.0
North America 48.6
Other regions 6.3
Domestic 8.2
Asia 13.4
Overseas 91.8
Europe 24.7
North America 47.4

● Net Sales by Region (By location of unaffiliated customers) (reference)

■ Capital Expenditures

Capital expenditures during the fiscal year totaled ¥373,980 million. The breakdown of capital expenditures by business segment was as follows:

Yen (millions), %

Business Segment	Fiscal 2004 (reference)	Fiscal 2005	Change in amount	Change (%)
Motorcycle Business	35,041	41,845	6,804	19.4
Automobile Business	240,416	317,271	76,855	32.0
Financial Services Business	430	1,941	1,511	351.4
Power Product & Other Businesses	11,854	12,923	1,069	9.0

Total	287,741	373,980	86,239	30.0

Capital expenditures for production facilities were made to expand, rationalize and renew production facilities. Other investments consist primarily of the expansion of sales and R&D facilities as well as the construction of a new company building.

■ Liquidity and Capital Resources

The policy of Honda is to support its business activities by maintaining sufficient capital resources, an ample level of liquidity and a sound balance sheet. Honda’s main business is the manufacture and sale of motorcycles, automobiles and power products. To support this business, it also provides retail financing and automobile leasing services for customers, as well as wholesale financing for dealers. In its manufacturing and sales business, Honda requires operating capital mainly to purchase parts and materials required for production, as well as to control inventory of finished products and cover receivables from dealers. Honda also requires funds for capital expenditures, mainly to upgrade, rationalize and renew production facilities, as well as to expand and reinforce research and development and sales facilities. Honda meets its operating capital requirements mainly through cash generated by operations. Honda funds its financial programs for customers and dealers primarily from corporate bonds, medium-term notes and commercial paper, as well as the securitization of finance receivables.

The ¥773.5 billion in cash and cash equivalents at the end of the fiscal year corresponds to approximately one month of net sales, and Honda believes it has sufficient liquidity for its business operations. At the same time, Honda is aware of the possibility that various factors, such as recession-induced market contraction and financial and foreign exchange market volatility, may adversely affect liquidity. For this reason, financial subsidiaries carry total short-term borrowings of ¥1,310.6 billion in the form of commercial paper issued regularly to replace debt. This serves as alternative liquidity for a backup credit line equivalent to ¥643.6 billion. In addition, Honda currently has ample credit limits, extended by prominent international banks, that are not subject to contracts. Honda’s short- and long-term debt securities are rated by credit rating agencies, such as Moody’s Investors Service, Inc., and Standard & Poor’s Rating Services. Major current ratings, which are shown below, indicate that Honda will be able to raise funds even if it requires more capital than its present level of liquidity would allow.

	Short-term unsecured debt securities	Long-term unsecured debt securities
Moody’s Investors Service	P–1	A1
Standard & Poor’s Rating Services	A–1	A+

The above ratings are based on information provided by Honda and other information deemed credible by the rating agencies. They are also based on the agencies’ assessment of credit risk associated with designated securities issued by Honda. Each rating agency uses different standards for calculating Honda’s credit rating, and also makes its own assessments. Ratings can be revised or nullified by agencies at any time. These ratings are not meant to serve as a recommendation for trading in or holding debt.

(2) Profit Distribution Policy

The Company strives to carry out its operations from a global perspective and increase its corporate value. With respect to distribution of profits, the Company considers the distribution of profits to its shareholders to be one of the most important management issues, and its basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance. The Company will also acquire its own shares at the optimal timing with the aim of improving efficiency in capital structure. The present goal, however, is to increase the shareholders return ratio (i.e., the ratio of the total of the dividend payment and the repurchase of Company shares to consolidated net income) to approximately 30%. Retained earnings will be applied toward financing R&D activities essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The year-end cash dividend will be ¥37 per share, and total cash dividends for the year ended March 31, 2005 will be ¥65 per share, with an interim cash dividend of ¥28. For the year ending March 31, 2006, the Company plans to increase the interim cash dividend by ¥9, to ¥37 per share. It also projects that the year-end cash dividend will be ¥37 per share. As a result, total cash dividends for the year ending March 31, 2006 are expected to be ¥74 per share, an increase of ¥9 per share from that for the year ended March 31, 2005. The Company will continue to work hard to earn and keep the support of its shareholders.

● Trends in Dividends (reference)

(Yen)

	Fiscal 2002			Fiscal 2003			Fiscal 2004			Fiscal 2005			Fiscal 2006
Classification	Interim	Year- end	Total	Interim	Year- end	Total	Interim	Year- end	Total	Interim	Year- end	Total	Interim	Year- end	Total
Dividends	13	15	28	16	16	32	19	23	42	28	37 (planned)	65 (planned)	37 (planned)	37 (planned)	74 (planned)

(3) Preparing for the Future

The global economy, driven primarily by the U.S. and Asian economies, is expected to grow steadily, but the pace of growth is anticipated to slow down. Also, the global management environment still lacks transparency because of global political and economic uncertainty, fluctuations in oil prices and currency movements. In Japan, the economic recovery has become more moderate, and weak consumer spending is anticipated to continue. As a result, competition in the Japanese market is expected to intensify.

It is under these circumstances that Honda will strengthen its corporate structure quickly and flexibly to meet the requirements of our customers and society and the changes in its business environment. Honda recognizes that further enhancing the following specific areas is essential to its success:

R&D

Along with efforts to develop even more effective safety and environmental technologies, Honda will enhance the creativity in its advanced technology and products, and it will create and swiftly introduce new value-added products that meet specific needs in various markets around the world.

Honda will also continue efforts in the research of future technologies, including the advancement of advanced humanoid robots and compact business jets and their engines.

Production Efficiency

Honda will establish efficient and flexible production systems and expand production capacity at its global production bases, with the aim of increasing its capability of supplying high quality products.

Sales Efficiency

Honda will continue to make efforts to expand its product lines through the innovative use of IT and to upgrade its sales and service structure, in order to further satisfy our customers.

Product Quality

Responding to increasing consumer demand, Honda will upgrade its quality control through enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

Safety Technologies

Honda will develop safety technologies for accident prediction and prevention, technologies to reduce injuries to passengers and pedestrians from car accidents and technologies for reducing aggresivity, as well as expand its lineup of products incorporating such technologies. Honda intends to enhance its contribution to traffic safety in motorized societies, including Asian countries. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training schemes provided by local dealerships.

The Environment

Honda will step up its efforts to create better, clean, fuel-efficient engine technologies and to improve further recyclability throughout its product lines. Honda will also advance alternative fuel technologies, including fuel cells. In addition, Honda will continue its efforts to minimize environmental impact, as measured by the Life Cycle Assessment*, in all of its business fields, including logistics and sales. In its production activities, Honda will promote environmental preservation issues under its Green Factory concept.

*	Life Cycle Assessment: A comprehensive system for quantifying the impact Honda’s products have on the environment at the different stages in their life cycles, from material procurement and energy consumption to waste disposal.

Continuing to Increase Society’s Trust in and Understanding toward Honda

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to earn even more trust and understanding from society by, among other things, undertaking activities for corporate governance, compliance and risk management and contributing to society.

Through these Company-wide activities, we will strive to materialize Honda’s visions of “value creation,” “globalization” and “commitment to the future,” with the aim of sharing the joy with Honda’s customers, thus becoming a company that society wants to exist.

(4) Financial Results

(a) Consolidated Financial Results and Property for the Last Four Fiscal Years

		Fiscal year
Item		FY2002 From Apr. 1, 2001 to Mar. 31, 2002	FY2003 From Apr. 1, 2002 to Mar. 31, 2003	FY2004 From Apr. 1, 2003 to Mar. 31, 2004	FY2005 From Apr. 1, 2004 to Mar. 31, 2005
Net sales and other operating revenue	Yen (millions)	7,362,438	7,971,499	8,162,600	8,650,105
Income before income taxes	Yen (millions)	551,342	609,755	641,927	656,805
Net income	Yen (millions)	362,707	426,662	464,338	486,197
Basic net income per share	Yen	372.23	439.43	486.91	520.68
Total assets	Yen (millions)	6,940,795	7,681,291	8,328,768	9,316,970
Net assets	Yen (millions)	2,573,941	2,629,720	2,874,400	3,289,294
Net assets per share	Yen	2,641.55	2,734.69	3,054.90	3,556.49

Notes:	1.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States since the Company has issued American Depositary Receipts listed on the New York Stock Exchange.

	2.	Information on operations during the fiscal year under review is shown in the section entitled “1. OUTLINE OF BUSINESS, (1) Review of Operations.”

	3.	Basic net income per common share is calculated using the average number of shares outstanding during the fiscal year. Please note that no latent shares were outstanding that would have a dilutive effect.

	4.	Net assets per share is computed based on the number of shares outstanding at the end of the fiscal year.

Net Sales and

Other Operating Revenue (reference)

Yen (millions)

Income before Income Taxes

(reference)

Yen (millions)

Net Income

(reference)

Yen (millions)

(b) Unconsoldiated Financial Results and Property for the Last Four Fiscal Years

		Fiscal year
Item		78th From Apr. 1, 2001 to Mar. 31, 2002	79th From Apr. 1, 2002 to Mar. 31, 2003	80th From Apr. 1, 2003 to Mar. 31, 2004	81st From Apr. 1, 2004 to Mar. 31, 2005
Net sales	Yen (millions)	3,211,186	3,322,719	3,319,793	3,489,106
Ordinary income	Yen (millions)	218,987	242,680	311,244	211,249
Net income	Yen (millions)	134,925	170,035	226,494	144,489
Net income per share	Yen	138.47	174.63	237.51	154.74
Total assets	Yen (millions)	1,937,805	2,061,331	2,276,766	2,355,093
Net assets	Yen (millions)	1,342,648	1,421,254	1,541,100	1,551,538
Net assets per share	Yen	1,377.92	1,477.49	1,637.87	1,677.57

Notes:	1.	The amounts in millions of yen described above disregard and round off amounts of less than ¥1 million.

	2.	Although the increase in sales contributed to profitability, ordinary income and net income for the 81st period were lower than for the 80th period because of the impact of the strong yen against the U.S. dollar; the change in accounting standards for royalty income in the 80th period, which increased revenues; and other factors.

	3.	As from the 79th fiscal year, per share information is calculated using “Accounting Standard for Basic Net Income per Share” (Accounting Standards Board of Japan, Financial Accounting Standards No. 2, September 25, 2002) and “Implementation Guidance on Accounting Standard for Net Income per Share” (Accounting Standards Board of Japan, Financial Accounting Implementation Guidance No. 4, September 25, 2002).

Net Sales (reference)

Yen (millions)

Ordinary Income (reference)

Yen (millions)

Net Income (reference)

Yen (millions)

2. CORPORATE DATA (as of March 31, 2005)

(1) Principal Lines of Business

Honda’s principal business segments are Motorcycles, Automobiles, Financial Services and Power Products and Others. The sales classification of these business segments is as follows:

Segment	Principal products
Motorcycle Business	Motorcycles, All-terrain vehicles (ATVs), Personal watercraft (PWC), Related parts
Automobile Business	Automobiles, Related parts
Financial Services Business	Finance, Insurance
Power Product & Other Business	Power products, Related parts, Other

(2) Principal Business Offices and Factories

	Name	Location
Honda Motor Co., Ltd.	Head Office	Minato-ku, Tokyo
	Suzuka Factory	Suzuka City, Mie Prefecture
	Saitama Factory	Sayama City, Saitama Prefecture
	Hamamatsu Factory	Hamamatsu City, Shizuoka Prefecture
	Kumamoto Factory	Ohzu-machi, Kumamoto Prefecture
	Tochigi Factory	Mohka City, Tochigi Prefecture
	Honda R&D Co., Ltd.	Wako City, Saitama Prefecture
	American Honda Motor Co., Inc.	California, U.S.A.
	Honda North America, Inc.	California, U.S.A.
	Honda of America Mfg., Inc.	Ohio, U.S.A.
	American Honda Finance Corporation	California, U.S.A.
	Honda Manufacturing of Alabama, LLC	Alabama, U.S.A.
	Honda Canada Inc.	Toronto, Canada
	Honda Motor Europe Ltd.	Slough, U.K.
	Honda of the U.K. Manufacturing Ltd.	Swindon, U.K.
	Asian Honda Motor Co., Ltd.	Bangkok, Thailand
	Honda Automobile (Thailand) Co., Ltd.	Ayutthaya, Thailand
	Honda South America Ltda.	Sao Paulo, Brazil
	Honda Automoveis do Brasil Ltda.	Sao Paulo, Brazil

Note: The Takanezawa Plant of the Tochigi Factory suspended the production of automobiles in April 2004, and the principal operating equipment was transferred to the Suzuka Factory in May 2004. In addition, the name of the Mohka Plant of the Tochigi Factory was changed to the Tochigi Factory.

(3) Common Stock

(a) Total number of shares authorized to be issued by the Company	3,554,000,000 shares

Notes:	1.	In the event that shares are retired, the Articles of Incorporation provide for a corresponding reduction in the number of shares.

	2.	The total number of shares authorized to be issued by the Company, as specified in the Articles of Incorporation, was 3,600,000,000 on the balance sheet date. The Company implemented the retirement of 46,000,000 shares during the current fiscal year.

(b) Total number of shares issued	928,414,215 shares

Note: The Company implemented the retirement of 46,000,000 shares during the current fiscal year under review.

(c) Number of stockholders	49,327

(d) Principal stockholders

Name	Number of shares held (thousands)	Percentage as against total shares issued (%)	Number of shares held by Honda
			Number of shares held (thousands)	(%)
Japan Trustee Services Bank, Ltd.	65,983	7.1	—	—
The Master Trust Bank of Japan, Ltd.	52,848	5.7	—	—
Moxley & Co.	36,534	3.9	—	—
Tokio Marine & Nichido Fire Insurance Co., Ltd.	36,459	3.9	—	—
The Bank of Tokyo-Mitsubishi, Ltd.	30,565	3.3	—	—
Meiji Yasuda Life Insurance Company	28,444	3.1	—	—
The Chase Manhattan Bank, N.A. London	22,184	2.4	—	—
Sompo Japan Insurance Inc.	21,830	2.4	1,000	0.1
State Street Bank and Trust Company 505103	19,328	2.1	—	—
Nippon Life Insurance Company	18,688	2.0	—	—

Notes:	1.	The number of shares described above disregard and round off figures of less than 1,000 shares.

	2.	The Company holds 2,000 shares of common stock of Millea Holdings, Inc., which is the wholly owning parent company of Tokio Marine & Nichido Fire Insurance Co., Ltd.

	3.	The Company holds 14,000 shares of common stock and 1,000 shares of preferred stock without voting rights of Mitsubishi Tokyo Financial Group, Inc., which is the wholly owning parent company of The Bank of Tokyo-Mitsubishi, Ltd.

	4.	Tokio Marine & Nichido Fire Insurance Co., Ltd. was formed on October 1, 2004 through the merger of The Tokio Marine and Fire Insurance Co., Ltd. and The Nichido Fire and Marine Insurance Co., Ltd.

	5.	All stocks held in Japan Trustee Services Bank, Ltd. and The Master Trust Bank of Japan, Ltd. are owned in connection with the respective bank’s trust business.

	6.	Moxley & Co. is an official holder of stock of JPMorgan Chase Bank, which is a depositary institution for American Depositary Receipts (ADRs) and European Depositary Receipts (EDRs).

	7.	The Chase Manhattan Bank, N.A. London and State Street Bank and Trust Company 505103 are the custodians and holders of record of stock owned principally by European institutional investors.

(4) Acquisition, Disposal and Retention of Company Shares

(a) Stock retained at the previous fiscal year-end

Common stock:	33,498,264 shares

(b) Stock acquired

Common stock:	16,048,123 shares
Amount of acquisition:	¥84,160 million

The above figure includes treasury stock purchased pursuant to the decision of the Board of Directors under the Articles of Incorporation following the 80th Ordinary General Meeting of Shareholders.

Common stock:	13,581,000 shares
Amount of acquisition:	¥72,665 million

Reason for the acquisition of Company shares: Mainly to improve capital efficiency

(c) Stock disposal

Common stock:	2,599 shares
Total disposal value:	¥13 million

(d) Stock retired

Common stock:	46,000,000 shares

(e) Stock retained at fiscal year-end

Common stock:	3,543,788 shares

Note:	Following accounts settlement, from April 1 to 14, 2005, the following acquisition of the Company shares was implemented. Shares acquired pursuant to the resolution at the meeting of the Board of Directors under the Articles of Incorporation:

Common stock:	967,600 shares
Amount of acquisition:	¥5,333 million

(5) Employees of the Group and the Parent Company

(a) Honda employees

Business segment	Number of employees
Motorcycle Business	27,991
Automobile Business	99,525
Financial Services Business	1,787
Power Product & Other Businesses	8,524
Total	137,827

Note: The above refers to full-time employees.

(b) Employees of the parent company

Number of employees	27,045
Change from the previous fiscal year	(142)
Average age	43.7
Average number of years employed by the Company	22.9

Note: The above refers to full-time employees.

(6) Principal Consolidation

(a) Principal subsidiaries

Company	Capital (millions)		Percentage of Honda’s voting right (%)		Main lines of business
					Segment	Business
Honda R&D Co., Ltd.		¥7,400		100.0	Motorcycle Business Automobile Business Power Product & Other Businesses	R&D

Honda Engineering Co., Ltd.		¥3,600		100.0	Motorcycle Business Automobile Business Power Product & Other Businesses	Manufacturing and sales of equipment and development of production techology

Honda Finance Co., Ltd.		¥11,090		100.0	Financial Services Business	Finance

Suzuka Circuitland Co., Ltd.		¥2,000		86.2	Power Product & Other Businesses	Others (leisure)

Honda Motorcycle Japan Co., Ltd.		¥496		100.0	Motorcycle Business	Sales

American Honda Motor Co., Inc. (U.S.A.)	US$	200		100.0	Motorcycle Business Automobile Business Power Product & Other Businesses	Sales

Honda North America, Inc. (U.S.A.)	US$	1		100.0	Motorcycle Business Automobile Business Financial Services Business Power Product & Other Businesses	Coordination of operations

Honda of America Mfg., Inc. (U.S.A.)	US$	578	*	100.0	Motorcycle Business Automobile Business	Manufacturing

American Honda Finance Corporation (U.S.A.)	US$	1,366	*	100.0	Financial Services Business	Finance

Honda Manufacturing of Alabama, LLC (U.S.A.)	US$	400	*	100.0	Automobile Business	Manufacturing

Honda Transmission Manufacturing of America, Inc. (U.S.A.)	US$	42	*	100.0	Automobile Business	Manufacturing

Honda Power Equipment Manufacturing, Inc. (U.S.A.)	US$	26	*	100.0	Automobile Business Power Product & Other Businesses	Manufacturing

Honda Canada Inc. (Canada)	C$	226	*	100.0	Motorcycle Business Automobile Business Power Product & Other Businesses	Manufacturing and sales

Honda Canada Finance, Inc. (Canada)	C$	235	*	100.0	Financial Services Business	Finance

Honda de Mexico, S.A. de C.V. (Mexico)	MXN	257	*	100.0	Motorcycle Business Automobile Business Power Product & Other Businesses	Manufacturing and sales

Honda Europe N.V. (Belgium)	EUR	31	*	100.0	Motorcycle Business Automobile Business Power Product & Other Businesses	Sales

Honda Motor Europe Ltd. (U.K.)	GBP	367	*	100.0	Motorcycle Business Automobile Business Financial Services Business Power Product & Other Businesses	Coordination of operations and sales

Honda of the U.K. Manufacturing Ltd. (U.K.)	GBP	670	*	100.0	Automobile Business	Manufacturing

Honda Finance Europe plc. (U.K.)	GBP	38	*	100.0	Financial Services Business	Finance

Honda Motor Europe (South) S.A. (France)	EUR	40		100.0	Motorcycle Business Automobile Business	Sales

Honda Motor Europe (North) G.m.b.H. (Germany)	EUR	70	*	100.0	Motorcycle Business Automobile Business Power Product & Other Businesses	Sales

Company	Capital (millions)		Percentage of Honda’s voting right (%)		Main lines of business
					Segment	Business
Honda Italia Industriale S.p.A. (Italy)	EUR	8		100.0	Motorcycle Business Power Product & Other Businesses	Manufacturing and sales

Honda Automobile (China) Co., Ltd. (China)	US$	52		100.0	Motorcycle Business Automobile Business Power Product & Other Businesses	Holding company

Honda Motorcycle and Scooter India (Private) Limited (India)	INR	3,000	*	100.0	Motorcycle Business	Manufacturing and sales

Honda Siel Cars India Ltd. (India)	INR	3,600		99.9	Automobile Business	Manufacturing and sales

P.T. Honda Precision Parts Manufacturing (Indonesia)	IDR	541,440		100.0	Automobile Business	Manufacturing

P.T. Honda Prospect Motor (Indonesia)	US$	70		51.0	Automobile Business	Manufacturing and sales

Honda Malaysia Sdn. Bhd. (Malaysia)	MYR	170		51.0	Automobile Business	Manufacturing and sales

Honda Taiwan Co., Ltd. (Taiwan)	TWD	3,580		100.0	Automobile Business	Manufacturing and sales

Asian Honda Motor Co., Ltd. (Thailand)	THB	442		100.0	Motorcycle Business Automobile Business Financial Services Business Power Product & Other Businesses	Coordination of operations and sales

Honda Automobile (Thailand) Co., Ltd. (Thailand)	THB	5,460	*	91.4	Automobile Business	Manufacturing and sales

Thai Honda Manufacturing Co., Ltd. (Thailand)	THB	150		60.0	Motorcycle Business Power Product & Other Business	Manufacturing

Honda Vietnam Co., Ltd. (Vietnam)	US$	45	*	70.0	Motorcycle Business	Manufacturing and sales

Honda South America Ltda. (Brazil)	BRL	119		100.0	Motorcycle Business Automobile Business Financial Services Business Power Product & Other Businesses	Coordination of operations and holding company

Honda Automoveis do Brasil Ltda. (Brazil)	BRL	882	*	100.0	Automobile Business	Manufacturing and sales

Moto Honda da Amazonia Ltda. (Brazil)	BRL	358	*	100.0	Motorcycle Business Power Product & Other Businesses	Manufacturing and sales

Honda Turkiye A.S. (Turkey)	TRY	70		100.0	Motorcycle Business Automobile Business	Manufacturing and sales

Honda Australia Pty., Ltd. (Australia)	AU$	22		100.0	Automobile Business	Sales

Notes:	1. Capital amounts of less than one million have been disregarded and rounded off.

2. * includes ownership through subsidiaries.

(b) Background of business combinations and results

Background of business combinations

1.	To make way for future investments, Honda Vietnam Co., Ltd. increased its capital by including its earned surplus in its capital account. As a result of this increase in capital, Honda Vietnam became one of the Company’s significant subsidiaries.

2.	The Company transferred a portion of its investments in Guangzhou Honda Automobile Co., Ltd., Dongfeng Honda Engine Co., Ltd., and Dongfeng Honda Auto Parts Co., Ltd. to Honda Motor (China) Investment Co., Ltd. The transfer of this amount increased the capital of Honda Motor (China) Investment and positioned this company to make quick and responsive allocations of management resources within the China area, acting as the holding company for the Company’s business operations in that country.

Results of business combinations

At the end of the fiscal year under review, the Company had 319 consolidated companies, including 38 subsidiaries that are mentioned in the section of this report entitled “(a) Principal Subsidiaries” and 118 affiliates.

(7) Directors and Corporate Auditors

Title	Name	Area of Responsibility or Principal Occupations
President and Representative Director	Takeo Fukui

Executive Vice President and Representative Director	Koichi Amemiya	President and Director of Honda North America, Inc.

Senior Managing and Representative Directors	Michiyoshi Hagino	General Supervisor, Purchasing Policy

	Minoru Harada	Chief Operating Officer for Motorcycle Operations

	Motoatsu Shiraishi	Chief Operating Officer for Production Operations Risk Management Officer General Supervisor, Production General Supervisor, Information Systems

	Satoshi Aoki	Chief Operating Officer for Business Management Operations Compliance Officer

	Satoshi Dobashi	Chief Operating Officer for Regional Sales Operations (Japan) Chief Officer of Driving Safety Promotion Center in Regional Sales Operations (Japan) Government & Industrial Affairs

Managing Directors	Atsuyoshi Hyogo	Chief Operating Officer for Regional Operations (China) President of Honda Motor (China) Investment Co., Ltd.

	Satoshi Toshida	Chief Operating Officer for Regional Operations (Asia & Oceania) President and Director of Asian Honda Motor Co., Ltd.

	Koki Hirashima	President and Director of Honda of America Mfg., Inc.

	Koichi Kondo	Chief Operating Officer for Regional Operations (North America) President and Director of American Honda Motor Co., Inc.

	Yasuo Ikenoya	Deputy Chief Operating Officer for Regional Operations (China)

	Toru Onda	Chief Operating Officer for Purchasing Operations

	Akira Takano	Chief Operating Officer for Customer Service Operations

	Takanobu Ito	General Supervisor, Motor Sports President and Director of Honda R&D Co., Ltd.

	Mikio Yoshimi	Chief Operating Officer for Business Support Operations

	Shigeru Takagi	Chief Operating Officer for Regional Operations (Europe) President and Director of Honda Motor Europe Ltd.

	Hiroshi Kuroda	Chief Operating Officer for Automobile Operations

Title	Name	Area of Responsibility or Principal Occupations
Director	Satoru Kishi	Advisor of the Board of The Bank of Tokyo- Mitsubishi, Ltd.

Director and Advisor	Hiroyuki Yoshino

Directors	Masaaki Kato	President and Director of Honda Manufacturing of Alabama, LLC

	Akio Hamada	President and Director of Honda Engineering Co., Ltd.

	Teruo Kowashi	Automobile Production for Production Operations

Tetsuo Iwamura

Chief Operating Officer for Regional Operations (Latin America) President and Director of Honda South America Ltda.

President and Director of Moto Honda da Amazonia Ltda.

President and Director of Honda Automoveis do Brasil Ltda.

	Takashi Yamamoto	Quality, Certification & Regulation Compliance

	Masaru Takabayashi	General Manager of IT Division

	Tatsuhiro Oyama	Chief Operating Officer for Parts Operations

	Suguru Kanazawa	Senior Managing Director of Honda R&D Co., Ltd. President and Director of Honda Racing Corporation

	Manabu Nishimae	Deputy Chief Operating Officer for Regional Sales Operations (Japan) General Manager of Automobile Sales Operations for Regional Sales Operations (Japan)

	Fumihiko Ike	Chief Operating Officer for Power Products Operations

	Masaya Yamashita	General Manager of Automobile Purchasing Division 1 for Purchasing Operations

	Hiroshi Kobayashi	President and Director of Honda Canada Inc.

	Kazuo Sagawa	General Manager of Saitama Factory of Production Operations

	Kazuto Iiyama	Executive Vice President and Director of Honda Motor Europe Ltd. President and Director of Honda of the U.K. Manufacturing Ltd.

	Hiroshi Oshima	Corporate Communications, Motor Sports
General Manager of Corporate Communications Division in Business Support Operations

	Sho Minekawa	President of Guangzhou Honda Automobile Co., Ltd.

Title	Name	Area of Responsibility or Principal Occupations
Corporate Auditors (Full-time)	Hiroshi Okubo

Koji Miyajima

Corporate Auditors	Koukei Higuchi	Advisor of the Board of Tokio Marine & Nichido Fire Insurance Co., Ltd.

	Kuniyasu Yamada	President of MTB Apple Planning Co., Ltd.

	Fumihiko Saito	Partner of Haarmann Hemmelrath Saito Law Office

Notes:	1.	Mr. Satoru Kishi is an outside director, as set forth in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

	2.	Corporate Auditors Mr. Koukei Higuchi, Mr. Kuniyasu Yamada and Mr. Fumihiko Saito are outside corporate auditors as provided in Article 18, Section 1, of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Kabushiki Kaisha.

	3.	The Directors who retired during the fiscal year under review are as follows:

Mr. Yoshihide Munekuni, on June 23, 2004 Mr. Hiroshi Okubo, on June 23, 2004 Mr. Masahiro Yoshimura, on June 23, 2004 Mr. Seiichi Moriguchi, on June 23, 2004

	4.	The Corporate Auditor who retired during the fiscal year under review is as follows:

Mr. Kunihiro Chujo, on June 23, 2004

(8) Amount of Compensation Paid to the Independent Auditor

(1)	Total amount of compensation paid by the parent company and its subsidiaries to the Independent Auditor:	¥472 million
(2)	Of the total in (1) above, the amount paid for the Independent Auditors’ Report pursuant to Article 2, Paragraph 1 of the Certified Public Accountants Law:	¥235 million
(3)	Of the total in (2) above, the amount paid by the parent company:	¥71 million

Note:	In its contract with the independent auditing firm, the Company has not divided the above into amounts corresponding to payment under the Law for Special Exceptions to the Commercial Code Concerning Audits and the amount corresponding to compensation to be paid based on the Securities and Exchange Law. Because dividing compensation into these amounts is not possible, the total in (3) above contains both amounts.

Consolidated Balance Sheets

	Yen (millions)
As of March 31, 2004 and 2005	2004	2005
ASSETS
Current assets:
Cash and cash equivalents	¥724,421	¥773,538
Trade accounts and notes receivable	688,303	791,195
Finance subsidiaries–receivables, net–current	949,733	1,021,116
Inventories	765,433	862,370
Deferred income taxes	222,179	214,059
Other current assets	303,185	346,464

Total current assets	3,653,254	4,008,742

Finance subsidiaries–receivables, net	2,265,874	2,623,909

Investments and advances:
Investments in and advances to affiliates	298,242	349,664
Other	242,824	264,926

Total investments and advances	541,066	614,590

Property, plant and equipment, at cost:
Land	354,762	365,217
Buildings	968,159	1,030,998
Machinery and equipment	2,072,347	2,260,826
Construction in progress	49,208	96,047

	3,444,476	3,753,088

Less accumulated depreciation	2,008,945	2,168,836
Net property, plant and equipment	1,435,531	1,584,252

Other assets	433,043	485,477

Total assets	¥8,328,768	¥9,316,970

	Yen (millions)
	2004	2005
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Short-term debt	¥734,271	¥769,314
Current portion of long-term debt	487,125	535,105
Trade payables:
Notes	29,096	26,727
Accounts	882,141	987,045
Accrued expenses	813,733	913,721
Income taxes payable	31,194	65,029
Other current liabilities	357,259	451,623

Total current liabilities	3,334,819	3,748,564

Long-term debt	1,394,612	1,559,500
Other liabilities	724,937	719,612

Total liabilities	5,454,368	6,027,676

STOCKHOLDERS’ EQUITY
Common stock	86,067	86,067
Capital surplus	172,719	172,531
Legal reserves	32,418	34,688
Retained earnings	3,589,434	3,809,383
Accumulated other comprehensive income (loss)
Adjustments from foreign currency translation	(665,413)	(624,937)
Net unrealized gains on marketable equity securities	36,066	33,744
Minimum pension liabilities adjustments	(225,226)	(202,741)

Total accumulated other comprehensive income (loss)	(854,573)	(793,934)
Treasury stock	(151,665)	(19,441)

Total stockholders’ equity	2,874,400	3,289,294

Total liabilities and stockholders’ equity	¥8,328,768	¥9,316,970

Consolidated Statements of Income

	Yen (millions)
Years ended March 31, 2004 and 2005	2004	2005
Net sales and other operating revenue	¥8,162,600	¥8,650,105

Operating costs and expenses:
Cost of sales	5,609,806	6,038,172
Selling, general and administrative	1,503,683	1,513,259
Research and development	448,967	467,754

Total operating costs and expenses	7,562,456	8,019,185

Operating income	600,144	630,920

Other income:
Interest	9,299	10,696
Other	54,909	60,541

Total other income	64,208	71,237

Other expenses:
Interest	10,194	11,655
Other	12,231	33,697

Total other expenses	22,425	45,352

Income before income taxes and equity in income of affiliates	641,927	656,805

Income taxes:
Current	139,318	151,146
Deferred	113,422	115,519

Total income taxes	252,740	266,665

Income before equity in income of affiliates	389,187	390,140

Equity in income of affiliates	75,151	96,057

Net income	¥464,338	¥486,197

	Yen
Basic net income per common share	¥486.91	¥520.68

Consolidated Statements of Cash Flows (Reference)

	Yen (millions)
Years ended March 31, 2004 and 2005	2004	2005
Cash flows from operating activities:
Net income	¥464,338	¥486,197
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	213,445	225,752
Deferred income taxes	113,422	115,519
Equity in income of affiliates	(75,151)	(96,057)
Provision for credit and lease residual losses on finance subsidiaries–receivables	45,937	50,638
Loss (gain) on derivative instruments and related others, net	(84,783)	(60,432)
Decrease (increase) in assets:
Trade accounts and notes receivable	22,829	(70,145)
Inventories	(51,836)	(79,483)
Other current assets	(154,320)	(11,797)
Other assets	(33,376)	(52,198)
Increase (decrease) in liabilities:
Trade accounts and notes payable	132,541	76,338
Accrued expenses	64,830	71,469
Income taxes payable	(31,068)	33,704
Other current liabilities	13,763	19,973
Other liabilities	43,656	19,826
Other, net	(8,739)	17,320

Net cash provided by operating activities	675,488	746,624

Cash flows from investing activities:
Decrease in investments and advances	40,598	5,292
Payment for purchase of available-for-sale securities	(61)	(1,608)
Proceeds from sales of available-for-sale securities	10,082	13,140
Capital expenditures	(287,741)	(373,980)
Proceeds from sales of property, plant and equipment	19,157	14,216
Acquisitions of finance subsidiaries–receivables	(2,689,554)	(2,710,520)
Collections of finance subsidiaries–receivables	1,156,888	1,561,299
Proceeds from sales of finance subsidiaries–receivables	820,650	684,308

Net cash used in investing activities	(929,981)	(807,853)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(7,910)	20,244
Proceeds from long-term debt	885,162	704,433
Repayment of long-term debt	(289,107)	(495,107)
Cash dividends paid	(33,541)	(47,797)
Increase (decrease) in commercial paper classified as long-term debt	280	(131)
Payment for purchase of treasury stock, net	(95,312)	(84,147)

Net cash provided by financing activities	459,572	97,495

Effect of exchange rate changes on cash and cash equivalents	(28,062)	12,851

Net change in cash and cash equivalents	177,017	49,117
Cash and cash equivalents at beginning of year	547,404	724,421

Cash and cash equivalents at end of year	¥724,421	¥773,538

Explanatory notes:

1.	Consolidated subsidiaries

•	Number of consolidated subsidiaries: 319

•	Principal subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc., Honda R&D Co., Ltd., American Honda Finance Corporation

2.	Affiliated companies

•	Number of affiliated companies: 118

•	Principal affiliated companies:

Guangzhou Honda Automobile Co., Ltd., Yachiyo Industry Co., Ltd., P.T. Astra Honda Motor

3.	Changes of consolidated subsidiaries and affiliated companies

• Consolidated subsidiaries:

Newly formed consolidated subsidiaries:	11 (i.e., Honda Aero, Inc.)

Reduced through reorganization:	9

• Affiliated companies:

Newly formed affiliated companies:	3 (i.e., GE Honda Aero Engines LLC.)

Reduced through reorganization:	9

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its shares as on American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission. All segment information, however, is prepared in accordance with the Ministerial Ordinance under the Securities and Exchange Law of Japan.

5.	Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income. The amount of minority interest recognized in earnings, included in other expenses—other, for each of the years in the two-year period ended March 31, 2005 were ¥11,753 million and ¥11,559 million, respectively.

6.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

7.	Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes, included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

8.	Honda does not amortize goodwill but instead is tested for impairment at least annually.

9.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives of the respective assets.

10.	Honda does not apply hedge accounting for the foreign exchange agreements and interest rate agreements.

11.	The allowance for credit losses for finance subsidiaries–receivables is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

12.	The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

13.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. If the provision for retirement benefits are less than the unfunded accumulated benefit obligations, accrued pension cost is adjusted as an additional minimum pension liability that is at least equal to the unfunded accumulated benefit obligation.

Unrecognized net transition obligations have been amortized over approximately 19 years since the fiscal year ended March 31, 1990.

Unrecognized prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees.

Unrecognized actuarial loss is amortized if the unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

14.	Our warranty expense accruals are costs for general warranties on products we sell, product recalls and service actions outside the general warranties. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs.

15.	In this current year, Honda reclassified its reporting of cash flow related to the finance subsidiaries–receivables which relate to sales of inventory as cash flows from operating activities instead of cash flows from investing activities in the consolidated statements of cash flows and also reclassified related finance subsidiaries–receivables to trade receivables, including those of the non-current portion to other assets, in the consolidated balance sheets. Reclassifications have been made to prior years’ consolidated financial statements to confirm to the presentation used for the year ended March 31, 2005. More detailed information is provided in the “Consolidated Statements of Cash Flows.” As a result, cash flows from operating activities decreased by ¥37,454 million and cash flows from investing activities increased by the same amount in last fiscal year’s consolidated statements of cash flows. Also, in last fiscal year’s consolidated balance sheets, trade accounts and notes receivable increased by ¥314,887 million, and other assets increased by ¥111,464 million. Acquisition of finance subsidiaries–receivables, net–current decreased by ¥314,887 million, and finance subsidiaries–receivables, net decreased by ¥111,464 million.

Additional Information

As stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund (Confederated Welfare Pension Fund”, the “Fund”), of which the Company is one of the members, obtained an approval from the Minister of Health, Labor and Welfare for exemption from benefits obligations related to future employee service in respect of the substitutional portion on April 1, 2004. The Company is currently in the process of transferring past service liabilities to the government. The Company has not yet determined the effect of the adoption on Honda’s consolidated financial position and results of operations as the fair value of plan assets and the pension benefit obligation to be transferred, determined pursuant to a government formula, will not be determined until the transfer of such assets and obligation is completed.

Notes to Consolidated Balance Sheets

1.	The allowance for doubtful trade accounts and notes receivable is ¥10,919 million and ¥9,710 million, and for the allowance for credit losses for finance subsidiaries–receivable is ¥24,411 million and ¥30,926 million as of March 31, 2004 and 2005, respectively.

2.	Property, plant and equipment with a net book value of ¥11,425 million and ¥12,881 million at March 31, 2004 and 2005, respectively, were subject to specific mortgages securing indebtedness.

In addition, for certain losses, a finance subsidiary pledged as collateral finance subsidiaries–receivables of ¥14,313 million and ¥22,597 million at March 31, 2004 and 2005, respectively.

3.	Comprehensive income consists of net income, change in adjustments from foreign currency translation, change in net unrealized gains on marketable equity securities, and change in minimum pension liabilities adjustment, and is included in the consolidated statements of stockholders’ equity.

4.	Honda has entered into various guarantee and indemnification agreements. At March 31, 2004 and 2005, Honda guaranteed approximately ¥77,426 million and ¥69,574 million of bank loans of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amounts of Honda’s obligation to make future payments in the event of defaults were approximately ¥77,426 million and ¥69,574 million, respectively, at March 31, 2004 and 2005. As of March 31, 2005, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

■ Segment Information

(a) Business Segment Information

For the year ended March 31, 2004	Yen (millions)

	Motorcycle Business	Automobile Business	Financial Services Business	Power Prod- uct & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	996,290	6,592,024	242,696	331,590	8,162,600	—	8,162,600
Intersegment sales	0	0	3,138	10,070	13,208	(13,208)	—

Total	996,290	6,592,024	245,834	341,660	8,175,808	(13,208)	8,162,600

Cost of sales, SG&A and R&D expenses	953,857	6,153,133	137,396	331,278	7,575,664	(13,208)	7,562,456
Operating income	42,433	438,891	108,438	10,382	600,144	0	600,144

Assets	764,893	3,727,259	3,818,915	247,451	8,558,518	(229,750)	8,328,768
Depreciation and amortization	25,156	181,266	359	6,664	213,445	—	213,445
Capital expenditures	35,041	240,416	430	11,854	287,741	—	287,741

For the year ended March 31, 2005	Yen (millions)

	Motorcycle Business	Automobile Business	Financial Services Business	Power Prod- uct & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,097,754	6,963,635	255,741	332,975	8,650,105	—	8,650,105
Intersegment sales	0	0	3,447	9,869	13,316	(13,316)	—

Total	1,097,754	6,963,635	259,188	342,844	8,663,421	(13,316)	8,650,105

Cost of sales, SG&A and R&D expenses	1,028,422	6,511,253	169,287	323,539	8,032,501	(13,316)	8,019,185
Operating income	69,332	452,382	89,901	19,305	630,920	0	630,920

Assets	848,671	4,160,818	4,362,096	261,843	9,633,428	(316,458)	9,316,970
Depreciation and amortization	28,606	189,150	419	7,577	225,752	—	225,752
Capital expenditures	41,845	317,271	1,941	12,923	373,980	—	373,980

Notes:

1.	Business segments are based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2.	Within assets, corporate assets are included in Eliminations and amounted to ¥482,471 million for the year ended March 31, 2004 and ¥464,504 million for the year ended March 31, 2005, which consist primarily of cash and cash equivalents and marketable securities held by the parent company.

(b) Geographic Segment Information

For the year ended March 31, 2004	Yen (millions)

	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,879,141	4,552,941	756,312	637,163	337,043	8,162,600	—	8,162,600
Transfers between geographical segments	2,051,729	120,069	192,235	67,009	11,222	2,442,264	(2,442,264)	—

Total	3,930,870	4,673,010	948,547	704,172	348,265	10,604,864	(2,442,264)	8,162,600

Cost of sales, SG&A and R&D expenses	3,738,419	4,362,860	922,704	659,500	324,466	10,007,949	(2,445,493)	7,562,456
Operating income	192,451	310,150	25,843	44,672	23,799	596,915	3,229	600,144

Assets	2,370,214	4,539,320	571,419	435,815	141,851	8,058,619	270,149	8,328,768

For the year ended March 31, 2005	Yen (millions)

	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,983,182	4,585,650	858,936	773,753	448,584	8,650,105	—	8,650,105
Transfers between geographical segments	2,155,756	119,904	184,136	86,810	17,373	2,563,979	(2,563,979)	—

Total	4,138,938	4,705,554	1,043,072	860,563	465,957	11,214,084	(2,563,979)	8,650,105

Cost of sales, SG&A and R&D expenses	3,954,039	4,384,400	1,001,829	799,871	432,764	10,572,903	(2,553,718)	8,019,185
Operating income	184,899	321,154	41,243	60,692	33,193	641,181	(10,261)	630,920
Assets	2,480,052	5,202,980	649,547	541,331	203,605	9,077,515	239,455	9,316,970

Notes:

1.	The geographic segments are based on the location where sales originate.
Major countries or regions in each geographic segment:

	North America	United States, Canada, Mexico
	Europe	United Kingdom, Germany, France, Italy, Belgium
	Asia	Thailand, Indonesia, China, India
	Other Regions	Brazil, Australia

2.	Within assets, corporate assets are included in Eliminations and amounted to ¥482,471 million for the year ended March 31, 2004 and ¥464,504 million for the year ended March 31, 2005, which consist primarily of cash and cash equivalents and marketable securities held by the parent company.

(c) Overseas Sales

For the year ended March 31, 2004				Yen (millions)

	North America	Europe	Asia	Other Regions	Total
Overseas sales	4,542,930	770,110	801,611	419,456	6,534,107
Consolidated sales					8,162,600
Overseas sales ratio to consolidated sales	55.7%	9.4%	9.8%	5.1%	80.0%

For the year ended March 31, 2005				Yen (millions)

	North America	Europe	Asia	Other Regions	Total
Overseas sales	4,575,076	870,795	977,011	528,018	6,950,900
Consolidated sales					8,650,105
Overseas sales ratio to consolidated sales	52.9%	10.1%	11.3%	6.1%	80.4%

Note:
The geographic segments are based on the location where sales originate.
Major countries or regions in each geographic segment:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

Unconsolidated Balance Sheets

	Yen (millions)
As of March 31, 2004 and 2005	2004	2005
ASSETS
1. Current assets:
Cash and bank deposits	¥364,965	¥346,218
Notes receivable	2,701	2,308
Accounts receivable	303,059	290,079
Securities	—	7,484
Finished goods	59,697	76,354
Parts for sale	29,352	27,062
Raw materials	11,638	13,783
Work in process	13,849	14,557
Supplies	10,155	13,107
Advance payments	13,351	14,437
Prepaid expenses	6,715	6,719
Deferred income taxes	66,481	73,572
Short-term loans receivable	96	86
Short-term loans receivable—subsidiaries and affiliates	24,726	75,727
Other receivable	34,992	30,200
Others	27,900	24,830
Allowance for doubtful accounts	(5,093)	(4,552)

Total current assets	964,590	1,011,979

2. Fixed assets
Tangible fixed assets:
Buildings	437,746	462,448
Accumulated depreciation	(245,345)	(254,635)
Buildings, net	192,400	207,813
Structures	98,273	100,866
Accumulated depreciation	(57,290)	(60,045)
Structures, net	40,982	40,821
Machinery and equipment	495,783	497,174
Accumulated depreciation	(414,184)	(418,431)
Machinery and equipment, net	81,598	78,742
Vehicles	14,177	15,794
Accumulated depreciation	(8,426)	(9,157)
Vehicles, net	5,750	6,637
Tools, furniture and fixtures	212,058	212,959
Accumulated depreciation	(185,244)	(186,927)
Tools, furniture and fixtures, net	26,814	26,031
Land	268,391	272,276
Construction in progress	7,358	11,803

Total tangible fixed assets	623,296	644,125

Intangible assets:
Patents	114	112
Leaseholds	2,112	2,112
Trademarks	24	17
Software	3,231	2,805
Others	493	823

Total intangible assets	5,975	5,872

Investments and other assets:
Investment securities	117,405	110,713
Investment securities—subsidiaries and affiliates	391,874	403,192
Investments and other assets	19	6
Investments—subsidiaries and affiliates	89,073	92,309
Long-term loans receivable—employees	750	640
Receivables in bankruptcy	21,997	19,768
Long-term prepaid expenses	1,320	980
Deferred income taxes	44,228	52,379
Deposits	23,110	23,234
Others	10,742	5,350
Allowance for doubtful accounts	(17,620)	(15,459)

Total investments and other assets	682,903	693,116

Total fixed assets	1,312,176	1,343,114

Total assets	¥2,276,766	¥2,355,093

	Yen (millions)
	2004	2005
LIABILITIES
1. Current liabilities:
Notes payable—trade	¥1,406	¥1,256
Accounts payable	325,621	343,752
Short-term loans payable	2,998	21,833
Current portion of long-term loans payable	96	83
Other payable	37,196	34,247
Accrued expenses	86,204	102,559
Income taxes payable	38,619	20,242
Advances received	470	694
Deposits received	1,566	2,681
Deferred revenue	176	248
Current portion of accrued product warranty	47,531	54,075
Accrued employees’ bonuses	42,492	40,517
Accrued directors’ bonuses	650	720
Notes payable—other	1,327	1,240
Others	444	10,073

Total current liabilities	586,800	634,227

2. Non-current liabilities:
Long-term loans payable	735	619
Accrued product warranty	36,986	35,120
Accrued employees’ retirement benefits	101,061	124,122
Accrued directors’ retirement benefits	6,407	6,036
Others	3,675	3,428

Total non-current liabilities	148,865	169,327

Total liabilities	735,666	803,554

STOCKHOLDERS’ EQUITY
1. Common stock	86,067	86,067
2. Capital surplus:
Capital surplus	170,313	170,313
Other capital surplus, realized gain on treasury stock, at cost	190	2

Total capital surplus	170,504	170,316

3. Retained earnings:
Legal reserves	21,516	21,516
Appropriated retained earnings:
Reserve for dividend	67,300	75,300
General reserve	1,049,300	1,049,300
Reserve for special depreciation	2,015	2,207
Reserve for reduction of acquisition cost of fixed assets	11,416	11,768
Unappropriated retained earnings	242,257	114,225

Total retained earnings	1,393,806	1,274,318

4. Unrealized gains on securities available for sale, net	42,387	40,278
5. Treasury stock	(151,665)	(19,441)

Total stockholders’ equity	1,541,100	1,551,538

Total liabilities and stockholders’ equity	¥2,276,766	¥2,355,093

Unconsolidated Statements of Income

	Yen (millions)
Years ended March 31, 2004 and 2005	2004	2005
Net sales	¥3,319,793	¥3,489,106

Cost of sales:
Finished goods and parts for sale at beginning of year	95,231	89,049
Production cost	2,027,631	2,211,041
Others	186,682	192,372

	2,309,545	2,492,463

Transfer to other accounts	3,586	3,973
Finished goods and parts for sale at end of year	89,049	103,417

	2,216,909	2,385,073

Gross profit	1,102,883	1,104,033

Selling, general and administrative expenses	918,109	956,478

Operating income	184,773	147,554

Non-operating income:
Interest income	393	494
Dividend income	106,229	79,698
Rental income	19,589	20,300
Foreign exchange gains, net	14,143	—
Others	3,120	4,830

	143,476	105,323

Non-operating expenses:
Interest expenses	146	172
Contributions	818	868
Depreciation	11,042	12,065
Expenses for rental assets	2,969	3,244
Loss on disposal of inventories	311	434
Foreign exchange losses, net	—	21,074
Others	1,716	3,768

	17,005	41,629

Ordinary income	311,244	211,249

Extraordinary income:
Gain on sale of fixed assets	946	1,124
Gain on sale of investment securities	4,559	—
Reversal of allowance for doubtful receivables	—	403
Others	—	—

	5,505	1,528

Extraordinary losses:
Loss on disposal of fixed assets	8,391	8,262
Loss on devaluation of investment securities	75	16
Loss on devaluation of investment securities—subsidiaries and affiliates	5	—
Others	4	25

	8,476	8,304

Income before income taxes	308,273	204,473

Income taxes:
Current	102,125	62,026
Prior year adjustments	—	11,786
Deferred	(20,346)	(13,829)

	81,779	59,983

Net income	226,494	144,489

Unappropriated retained earnings at beginning of year	33,918	212,072
Retirement of treasury stock	—	216,181
Interim dividends paid	18,155	26,155

Unappropriated retained earnings at end of year	¥242,257	¥114,225

Significant Accounting Policies

1.	Securities

(a)	Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving-average method.

(b)	Marketable securities classified as other securities are stated at fair value based on market prices at fiscal year-end and similar. Any changes in unrealized holding gains or losses, net of applicable income taxes, are included directly in stockholders’ equity, and cost of securities sold is determined by the moving-average method.

(c)	Non-marketable securities classified as other securities are stated at cost, which is determined by the moving-average method.

2.	Inventories are stated at the lower of the last purchase cost or market.

3.	Derivative financial instruments are stated at fair value.

4.	Depreciation of tangible fixed assets is computed by using the declining-balance method.

5.	Amortization of intangible assets is computed by using the straight-line method.

6.	The allowance for doubtful accounts is provided for possible bad debt at an amount determined based on the historical experience of bad debt for normal receivables; in addition, an estimate of uncollectible amounts is made by reference to specific doubtful receivables from customers which are experiencing financial difficulties.

7.	An accrued product warranty has been provided as a total of the following:

(a)	An estimate of warranty costs to be incurred during the remaining warranty periods based on historical warranty claim experiences and an estimate of the probabilities of future warranty cost.

(b)	An estimate of future warranty claims mainly associated with reportings to regulatory authorities.

8.	Accrued employees’ bonuses are provided for payments of bonuses to employees based on the amount of the estimated employees’ bonus payments, which is attributable to the fiscal year.

9.	As stipulated in Article 43 of the Commercial Code Enforcement Regulations, accrued directors’ bonuses are provided for the payment of bonuses to directors and corporate auditors based on the amount of the estimated directors’ bonus payments.

10.	Accrued employees’ retirement benefits are provided for payments of retirement benefits at an estimated amount incurred during the fiscal year calculated based on the retirement benefit obligation and the fair value of the pension plan assets at year-end.

The net retirement benefit obligation at transition is amortized by the straight-line method over 15 years.

Prior service costs are amortized by the straight-line method over the average remaining years of service of the employees. Actuarial gains or losses are amortized in the years following the year in which gains or losses are recognized by the straight-line method over the average remaining years of service of the employees.

11.	As stipulated in Article 43 of the Commercial Code Enforcement Regulations, accrued directors’ retirement benefits are provided for the payment of retirement benefits to directors and corporate auditors based on the amount payable at the fiscal year-end in accordance with bylaws of the Company.

12.	Finance lease transactions, except for those under which the ownership of leased assets is transferred to the lessee, are accounted for as operating leases.

13.	Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes. A consumption tax refund receivable is included in “Others” of current assets.

Additional Information

As stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund (Confederated Welfare Pension Fund”, the “Fund”), of which the Company is one of the members, obtained an approval from the Minister of Health, Labor and Welfare for exemption from benefits obligations related to future employee service in respect of the substitutional portion on April 1, 2004. The Company is currently in the process of transferring past service liabilities to the government.

Amounts to be returned to the government (the minimum reserve for benefit obligation) measured as of March 31, 2005 is approximately ¥148 billion. If the amounts to be returned to the government (the minimum reserve for benefit obligation) had been paid as of March 31, 2005 and the Company had applied “Practical Guidelines on Accounting Standards for Retirement Benefits (Interim Report),” Article 44-2, (The Japanese Institute of Certified Public Accountants Accounting System Committee Report No. 13), the estimated extraordinary gain to be recognized would have been approximately ¥89 billion.

Notes for Balance Sheets (as of March 31, 2005)

1. Amount of reduction of acquisition cost of tangible fixed assets	¥7 million

2. The value of credits from and debts to subsidiaries and affiliates is as follows:

Short-term credits from subsidiaries and affiliates	¥296,439 million
Long-term credits from subsidiaries and affiliates	¥17,742 million
Short-term debts to subsidiaries and affiliates	¥196,774 million
Long-term debts to subsidiaries and affiliates	¥1,636 million

3. Besides the fixed assets shown in the balance sheets, some computer units are in use under lease contracts.

4. Guarantees issued	¥54,530 million

Similar activities	¥369,331 million

Similar activities comprise the Keepwell Agreement between the Company and subsidiaries, which was issued for credit enhancement to support the Company’s subsidiaries’ financing.

5. Net assets as defined in Article 124, Item 3 of the Commercial Code Enforcement Regulations	¥40,278 million

6. Export bills of exchange (without letters of credit) discounted	¥5,112 million

Notes for Statements of Income (for the fiscal year ended March 31, 2005)

1. Transactions with subsidiaries and affiliates are as follows:

Sales to subsidiaries and affiliates	¥2,716,077 million
Purchases from subsidiaries and affiliates	¥800,323 million
Non-operating transactions with subsidiaries and affiliates	¥108,554 million

2. Total research and development expenses	¥466,866 million

3. Net income per common share for the year	¥154.74

4. The prior year’s income taxes are due to reassessment of transfer pricing of Honda’s motorcycle operations in Brazil.

Proposal for Appropriation of Retained Earnings

(Yen)

Unappropriated retained earnings at the end of the year	114,225,651,530
Reversal of reserve for special depreciation	636,086,424
Reversal of reserve for reduction of acquisition cost of fixed assets	50,502,725

Total	114,912,240,679

Proposed Appropriation is as follows:

Dividends (¥37 per share)	34,220,205,799
Reserve for dividends	12,000,000,000
Reserve for special depreciation	500,346,066
Reserve for reduction of acquisition cost of fixed assets	610,381,000
Earnings to be carried forward	67,581,307,814

Note: An interim dividend payment totaling ¥26,155,773,728 (¥28 per share) was paid on November 25, 2004.

Independent Auditors’ Report on Consolidated Financial Statements

Independent Auditors’ Report

To the Board of Directors of Honda Motor Co., Ltd.		May 6, 2005
Shin Nihon & Co.
	Designated and Engagement Partner (C.P.A.)	Yoshinobu Shimizu (Seal)
	Designated and Engagement Partner (C.P.A.)	Masahiko Sano (Seal)
	Designated and Engagement Partner (C.P.A.)	Norihiko Inui (Seal)
	Designated and Engagement Partner (C.P.A.)	Toshihiro Yasada (Seal)
	Designated and Engagement Partner (C.P.A.)	Masami Koike (Seal)

In accordance with Article 19-2, Paragraph 3 of “The Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Kabushiki Kaisha”, we have audited the consolidated balance sheets and the consolidated statements of income (the consolidated financial statements) of Honda Motor Co., Ltd. (the Company) for the 81st fiscal year from April 1, 2004 to March 31, 2005. The above consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to independently express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included the procedures applied to the accounts of the Company’s subsidiaries as considered necessary.

As a result of our audit, it is our opinion that the above consolidated financial statements present properly the financial position and the results of operation of the Company and its consolidated subsidiaries in accordance with the related regulations and the Articles of Incorporation.

We have no interest in the Company which should be disclosed in compliance with the provisions of the Certified Public Accountant Law.

In addition, we continuously provide services under the provision of Article 2-2 of the Certified Public Accountant Law, which is permitted to be simultaneously performed with our audit service, to the Company.

Corporate Auditors’ Report on Consolidated Financial Statements

Corporate Auditors’ Report

Mr. Takeo Fukui		May 10, 2005
President and Representative Director of
Honda Motor Co., Ltd.
Board of Corporate Auditors
Honda Motor Co., Ltd.
	Corporate Auditor (Full-time)	Hiroshi Okubo (Seal)
	Corporate Auditor (Full-time)	Koji Miyajima (Seal)
	Corporate Auditor	Koukei Higuchi (Seal)
	Corporate Auditor	Kuniyasu Yamada (Seal)
	Corporate Auditor	Fumihiko Saito (Seal)

This Board of Corporate Auditors, having received reports from and consulted with each of the Corporate Auditors on the methods and results of their audits concerning the consolidated financial statements (the consolidated balance sheets and the consolidated statements of income) during the 81st fiscal year, from April 1, 2004 through March 31, 2005, have prepared this audit report and hereby report as follows:

1. Summary of the Corporate Auditors’ Auditing Methods:

In accordance with the auditing policies and apportionment of work specified by the Board of Corporate Auditors, each Corporate Auditor received reports and explanations of the consolidated financial statements from Directors, etc. and the statutory accountants, and conducted the audit.

2. Results of Audit

The auditing methods and results of the statutory accountants, Shin Nihon & Co., are recognized as being proper.

Note:	Corporate Auditors, Koukei Higuchi, Kuniyasu Yamada and Fumihiko Saito, are the outside Corporate Auditors as provided in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Kabushiki Kaisha.

Independent Auditors’ Report

Independent Auditors’ Report

To the Board of Directors of		May 6, 2005
Honda Motor Co., Ltd.
Shin Nihon & Co.
	Designated and Engagement Partner (C.P.A.)	Yoshinobu Shimizu (Seal)
	Designated and Engagement Partner (C.P.A.)	Masahiko Sano (Seal)
	Designated and Engagement Partner (C.P.A.)	Norihiko Inui (Seal)
	Designated and Engagement Partner (C.P.A.)	Toshihiro Yasada (Seal)
	Designated and Engagement Partner (C.P.A.)	Masami Koike (Seal)

In accordance with Article 2, Paragraph 1 of “The Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Kabushiki Kaisha”, we have audited the balance sheets, the statements of income, the accounting matters stated in the business report, the proposal for appropriation of retained earnings and the accounting matters stated in the supplementary schedules of Honda Motor Co., Ltd. (the Company) for the 81st fiscal year from April 1, 2004 to March 31, 2005. The accounting matters which we have audited in the business report and the supplementary schedules were derived from the accounting books and records of the Company. The above balance sheets, statements of income, business report, proposal for appropriation of retained earnings and supplementary schedules (the legal documents) are the responsibility of the Company’s management. Our responsibility is to independently express an opinion on the legal documents based on our audit.

We conducted our audit in accordance with the auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we obtain reasonable assurance about whether the legal documents are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the legal documents, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall legal document presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included the procedures applied to the accounts of the Company’s subsidiaries as considered necessary.

As a result of our audit, it is our opinion that:

(1)	the balance sheets and the statements of income present properly the Company’s financial position and the results of its operations in accordance with the related regulations and the Articles of Incorporation,

(2)	the accounting matters stated in the business report present properly the Company’s affairs in accordance with the related regulations and the Articles of Incorporation,

(3)	the proposal of appropriation of retained earnings is presented in accordance with the related regulations and the Articles of Incorporation, and

(4)	there is nothing to point out as to the accounting matters stated in the supplementary schedules in accordance with the provisions of the Commercial Code.

We have no interest in the Company which should be disclosed in compliance with the provisions of the Certified Public Accountant Law.

In addition, we continuously provide services under the provision of Article 2-2 of the Certified Public Accountant Law, which is permitted to be simultaneously performed with our audit service, to the Company.

Corporate Auditors’ Report

Corporate Auditors’ Report

Mr. Takeo Fukui		May 10, 2005
President and Representative Director of
Honda Motor Co., Ltd.
Board of Corporate Auditors
Honda Motor Co., Ltd.
	Corporate Auditor (Full-time)	Hiroshi Okubo (Seal)
	Corporate Auditor (Full-time)	Koji Miyajima (Seal)
	Corporate Auditor	Koukei Higuchi (Seal)
	Corporate Auditor	Kuniyasu Yamada (Seal)
	Corporate Auditor	Fumihiko Saito (Seal)

This Board of Corporate Auditors, having received reports from and consulted with each of the Corporate Auditors on the methods and results of their audits concerning the performance by the Directors of their duties during the 81st fiscal year, from April 1, 2004 through March 31, 2005, have prepared this audit report and hereby report as follows:

1. Summary of the Corporate Auditors’ Auditing Methods:

In accordance with the auditing policies and apportionment of work specified by the Board of Corporate Auditors, each Corporate Auditor, in addition to attending meetings of the Board of Directors and other important meetings, has listened to the reports on business from the Directors and the like, has examined documents and so on containing important decisions, has investigated the conditions of business and assets at the head office and other important places of business, has requested the Company’s subsidiaries to report on their operations, has visited significant subsidiaries where necessary and has investigated their conditions of business and assets. In addition, the Corporate Auditors have received reports and explanations from the statutory accountants and have examined the accounting documents and detailed statements auxiliary thereto.

In addition to the above methods, where necessary the Corporate Auditors have obtained reports from the Directors and others and have examined in detail the circumstances in connection with competitive dealings by Directors, reciprocally profitable dealings between Directors and the Company, the furnishing of a benefit or profit by the Company gratuitously, out-of-the-ordinary dealings between the Company and subsidiaries or stockholders and the acquisition and disposition by the Company of its own shares.

2. Results of Audit:

(1)	The auditing methods and results of the statutory accountants, Shin Nihon & Co., are recognized as being proper.

(2)	The business report is recognized as being in accordance with laws and regulations and the Articles of Incorporation and as properly indicating the conditions of the Company.

(3)	Reviewing the item on the agenda concerning the appropriation of retained earnings in light of the conditions of the Company’s assets and other circumstances, there are no matters that ought to be pointed out.

(4)	As the auxiliary detailed statements correctly indicate the matters that should be recorded therein, there are no matters that ought to be pointed out.

(5)	With respect to the performance of their duties by the Directors, no improper acts or material facts that violated laws and regulations or the Articles of Incorporation are recognized.

Further, no breach of his duty by a Director was recognized in connection with competitive dealings by Directors, reciprocally profitable dealings between Directors and the Company, the furnishing of benefits or profits by the Company gratuitously, out-of-the-ordinary dealings between the Company and subsidiaries or shareholders, acquisition and disposition by the Company of its own shares and so on.

(6)	As a result of our investigation of the Company’s subsidiaries, there are no matters that ought to be pointed out in respect of performance of their duties by the Directors.

Note:	Corporate Auditors, Koukei Higuchi, Kuniyasu Yamada and Fumihiko Saito, are the outside Corporate Auditors as provided in Article 18, Paragraph 1, of the Law for Special Exceptions to the Commercial Code Concerning Audits, etc., of Kabushiki Kaisha

REFERENCE

Forecasts for the Fiscal Year Ending March 31, 2006

The global economy, driven primarily by the U.S. and Asian economies, is expected to grow steadily, but the pace of growth is anticipated to slow down. Also, the global management environment still lacks transparency because of global political and economic uncertainty, fluctuations in oil prices and currency movements. In Japan, the economic recovery has become more moderate, and weak consumer spending is anticipated to continue. As a result, competition in the Japanese market is expected to intensify. Under such circumstances, in regard to the forecasts of the financial results for the fiscal half year ending September 30, 2005 and the fiscal year ending March 31, 2006, Honda projects consolidated results to be as shown below:

These forecasts are based on the assumption that the average exchange rates for the yen to the U.S. dollar and the euro for the first half of the year ending September 30, 2005 will be ¥105 and ¥135, respectively, and for the full year ending March 31, 2006 ¥105 and ¥135, respectively.

● Consolidated

Yen (billions)/Changes from FY2005

	First half ending September 30, 2005		Fiscal year ending March 31, 2006
Net sales and other operating revenue	4,560	9.4%	9,300	7.5%
Operating income	295	(11.4)%	650	3.0%
Income before income taxes	280	(17.6)%	615	(6.4)%
Net income	205	(15.1)%	450	(7.4)%

● Unconsolidated

Yen (billions)/Changes from FY2005

	First half ending September 30, 2005		Fiscal year ending March 31, 2006
Net sales	1,765	6.5%	3,690	5.8%
Operating income	54	(18.2)%	150	1.7%
Ordinary income	104	24.4%	240	13.6%
Net income	81	58.4%	185	28.0%

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control. Such factors include general economic conditions in Honda’s principal markets, foreign exchange rates between the Japanese yen and other major currencies as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

● Consolidated

Net Sales and Other Operating Income

Yen (millions)

Operating Income	Income before Income Taxes	Net Income
Yen (millions)	Yen (millions)	Yen (millions)

● Unconsolidated

    Net Sales

    Yen (millions)

Operating Income	Ordinary Income	Net Income
Yen (millions)	Yen (millions)	Yen (millions)

Honda Motor Co., Ltd.

May 31, 2005

Notice Concerning Future Policies for Reduction of

the Number of Shares Constituting One Investment Unit

Tokyo, May 31, 2005 — Honda Motor Co., Ltd. (the “Company”) today announced the following with respect to the management policy described in the press release dated April 26, 2005, on its unaudited consolidated financial statements.

“Future Policies for Reduction of the Number of Shares Constituting One Investment Unit”

On August 1, 2001, the Company changed the number of shares that constitute one investment unit from 1,000 shares to 100 shares, aiming at further liquidity of the Company’s shares on the stock market and encouraging more investors to hold such shares.

The Company will continuously investigate the possibility of a further reduction of the number of shares constituting one investment unit, taking into consideration the future share price and trading volume of the Company’s shares on the stock market.